SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November 2016.

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Document(s) Submitted

1.

This is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on November 10, 2016, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States as of March 31, 2016 and September 30, 2016 and for the three and six months ended September 30, 2015 and 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 10, 2016	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President and Chief Financial Officer
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

Notes to Translation

1.

The following is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on November 10, 2016, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as of March 31, 2016 and September 30, 2016 and for the three and six months ended September 30, 2015 and 2016.

2.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in Note 1 “Overview of Accounting Principles Utilized” of the notes to Consolidated Financial Statements.

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with U.S. GAAP.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Six months ended September 30, 2015	Six months ended September 30, 2016	Fiscal year ended March 31, 2016
Total revenues	¥1,170,194	¥1,221,125	¥2,369,202
Income before income taxes	250,745	219,235	391,302
Net income attributable to ORIX Corporation shareholders	161,298	142,150	260,169
Comprehensive Income attributable to ORIX Corporation shareholders	141,697	86,686	223,574
ORIX Corporation shareholders’ equity	2,249,232	2,364,960	2,310,431
Total assets	11,076,457	10,782,692	10,992,918
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	123.23	108.57	198.73
Diluted (yen)	123.11	108.47	198.52
ORIX Corporation shareholders’ equity ratio (%)	20.3	21.9	21.0
Cash flows from operating activities	218,586	330,969	510,562
Cash flows from investing activities	(68,205)	20,168	(552,529)
Cash flows from financing activities	(26,861)	(101,729)	(48,001)
Cash and cash equivalents at end of period	949,121	961,830	730,420

	Millions of yen (except for per share amounts)
	Three months ended September 30, 2015	Three months ended September 30, 2016
Total revenues	¥564,070	¥633,180
Net income attributable to ORIX Corporation shareholders	79,788	65,381
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	60.95	49.94

Notes:	1.	Consumption tax is excluded from the stated amount of total revenues.
2.

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) on April 1, 2016.

(2) Overview of Activities

During the six months ended September 30, 2016, no significant changes were made in the Company and its subsidiaries’ operations. Additionally, there were no changes of principal subsidiaries and affiliates.

2.	Risk Factors

Investing in the Company’s securities involves risks. You should carefully consider the information described herein as well as the risks described under “Risk Factors” in our Form 20-F for the fiscal year ended March 31, 2016 and the other information in that annual report, including, but not limited to, the Company’s consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The Company’s business activities, financial condition and results of operations and the trading prices of the Company’s securities could be adversely affected by any of those factors or other factors.

3.	Material Contracts

Not applicable.

4.	Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected the Company’s financial condition and results of operations. Also included is management’s assessment of factors and trends that could have a material effect on the Company’s financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed herein. These factors and trends regarding the future were assessed as of the issue date of this quarterly financial report (shihanki houkokusho).

(1)	Qualitative Information Regarding Consolidated Financial Results

Economic Environment

While the economy of the United States has been recovering moderately and the economy of Europe remains at flat area, the economies of emerging and resource-rich countries have bottomed out and the world economy as a whole has been unstable. Against the backdrop of monetary easing measures in several countries, interest rates remain low worldwide. In addition, there are political and geopolitical tensions in certain regions that need to be monitored carefully.

The Japanese economy remains at a standstill due primarily to low corporate earnings caused in part by the appreciation of the yen and weakening personal consumption.

Financial Highlights

Financial Results for the Six Months Ended September 30, 2016

Total revenues	¥1,221,125 million (Up 4% year on year)
Total expenses	¥1,054,776 million (Up 7% year on year)
Income before income taxes	¥219,235 million (Down 13% year on year)
Net income attributable to ORIX Corporation Shareholders	¥142,150 million (Down 12% year on year)
Earnings per share for net income attributable to ORIX Corporation Shareholders
(Basic)	¥108.57 (Down 12% year on year)
(Diluted)	¥108.47 (Down 12% year on year)
ROE (Annualized) *1	12.2% (14.7% during the same period in the previous fiscal year)
ROA (Annualized) *2	2.61% (2.87% during the same period in the previous fiscal year)

Note:

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03
(“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) on April 1, 2016.

*1	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets.

Total revenues for the six months ended September 30, 2016 increased 4% to ¥1,221,125 million compared to ¥1,170,194 million during the same period of the previous fiscal year. Life insurance premiums and related investment income increased mainly due to increases in insurance premiums and investment income in ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”), and an improvement in investment income from assets under variable annuity and variable life insurance contracts originally held by Hartford Life Insurance K.K. (hereinafter, “HLIKK”) compared to the same period of the previous fiscal year during which the investment income decreased with deterioration of market environment. HLIKK was merged into ORIX Life Insurance on July 1, 2015. In addition, sales of goods and real estate increased due primarily to revenues generated by subsidiaries in the principal investment business. On the other hand, gains on investment securities and dividends decreased due to a decrease in gains on investment securities. In addition, services income decreased due to the partial divestment of Houlihan Lokey Inc. (hereinafter, “Houlihan Lokey”) shares in connection with its initial public offering in the United States and its becoming an equity method affiliate in the previous fiscal year.

Total expenses increased 7% to ¥1,054,776 million compared to ¥987,714 million during the same period of the previous fiscal year. Life insurance costs increased due to a provision of liability reserve in line with the aforementioned improvement in investment income from assets under variable annuity and variable life insurance contracts. Costs of goods and real estate sold increased in line with the aforementioned revenue increase. On the other hand, selling, general and administrative expenses decreased compared to the same period of the previous fiscal year in line with Houlihan Lokey becoming an equity method affiliate in the previous fiscal year as mentioned above.

Gains on sales of subsidiaries and affiliates and liquidation losses, net decreased compared to the same period of the previous fiscal year due to a gain from the aforementioned partial divestment of Houlihan Lokey shares and its becoming an equity method affiliate in the previous fiscal year.

As a result of the foregoing, income before income taxes for the six months ended September 30, 2016 decreased 13% to ¥219,235 million compared to ¥250,745 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders decreased 12% to ¥142,150 million compared to ¥161,298 million during the same period of the previous fiscal year.

Segment Information

Total revenues and profits by segment for the six months ended September 30, 2015 and 2016 are as follows:

	Millions of yen
	Six months ended September 30, 2015		Six months ended September 30, 2016		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services	¥52,712	¥21,564	¥51,995	¥19,874	¥(717)	(1)	¥(1,690)	(8)
Maintenance Leasing	135,924	23,117	134,820	19,655	(1,104)	(1)	(3,462)	(15)
Real Estate	109,047	33,717	104,084	35,447	(4,963)	(5)	1,730	5
Investment and Operation	493,525	36,450	539,042	52,041	45,517	9	15,591	43
Retail	102,401	32,062	151,095	35,507	48,694	48	3,445	11
Overseas Business	277,843	97,881	240,643	51,510	(37,200)	(13)	(46,371)	(47)

Total	1,171,452	244,791	1,221,679	214,034	50,227	4	(30,757)	(13)

Difference between Segment Total and Consolidated Amounts	(1,258)	5,954	(554)	5,201	704	—	(753)	(13)

Total Consolidated Amounts	¥1,170,194	¥250,745	¥1,221,125	¥219,235	¥50,931	4	¥(31,510)	(13)

Total assets by segment as of March 31, 2016 and September 30, 2016 are as follows:

	Millions of yen
	March 31, 2016		September 30, 2016		Change
	Segment Assets	Composition ratio (%)	Segment Assets	Composition ratio (%)	Amount	Percent (%)
Corporate Financial Services	¥1,049,867	9.6	¥1,034,377	9.6	¥(15,490)	(1)
Maintenance Leasing	731,329	6.7	724,168	6.7	(7,161)	(1)
Real Estate	739,592	6.7	705,062	6.6	(34,530)	(5)
Investment and Operation	704,156	6.4	695,780	6.5	(8,376)	(1)
Retail	3,462,772	31.5	3,325,370	30.8	(137,402)	(4)
Overseas Business	2,284,733	20.7	2,051,463	19.0	(233,270)	(10)

Total	8,972,449	81.6	8,536,220	79.2	(436,229)	(5)

Difference between Segment Total and Consolidated Amounts	2,020,469	18.4	2,246,472	20.8	226,003	11

Total Consolidated Amounts	¥10,992,918	100.0	¥10,782,692	100.0	¥(210,226)	(2)

Note:

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) on April 1, 2016.

Total segment profits for the six months ended September 30, 2016 decreased 13% to ¥214,034 million compared to ¥244,791 million during the same period of the previous fiscal year. While segment profits increased significantly in the Investment and Operation segment and secondarily in the Real Estate and Retail segments, segment profits for each of the other segments decreased.

Segment information for the six months ended September 30, 2016 is as follows:

Corporate Financial Services Segment: Lending, leasing and fee business

The Japanese economy remains at a standstill due to low corporate earnings caused in part by the appreciation of the yen and weakening personal consumption. The balance of outstanding loans at financial institutions continues to increase and interest rates on loans remain low levels.

Segment revenues decreased 1% to ¥51,995 million compared to ¥52,712 million during the same period of the previous fiscal year due to a decrease in gains on investment securities, and a decrease in finance revenues in line with the decreased average investment, despite an increase in services income resulting primarily from revenue generated by Yayoi Co., Ltd. and stable fee business to domestic small-and medium-sized enterprise customers.

Segment expenses increased due primarily to an increase in selling, general and administrative expenses compared to the same period of the previous fiscal year. As a result, segment profits decreased 8% to ¥19,874 million compared to ¥21,564 million during the same period of the previous fiscal year.

Segment assets decreased 1% to ¥1,034,377 million compared to the end of the previous fiscal year due primarily to decreases in installment loans and investment in securities.

	Six months ended September 30, 2015	Six months ended September 30, 2016	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥16,845	¥15,538	¥(1,307)	(8)
Operating leases	12,357	12,210	(147)	(1)
Services income	17,400	20,070	2,670	15
Sales of goods and real estate, and other	6,110	4,177	(1,933)	(32)

Total Segment Revenues	52,712	51,995	(717)	(1)

Segment Expenses:
Interest expense	3,685	3,125	(560)	(15)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(847)	353	1,200	—
Other than the above	28,677	30,406	1,729	6

Total Segment Expenses	31,515	33,884	2,369	8

Segment Operating Income	21,197	18,111	(3,086)	(15)

Equity in Net income of Affiliates, and others	367	1,763	1,396	380

Segment Profits	¥21,564	¥19,874	¥(1,690)	(8)

	As of March 31, 2016	As of September 30, 2016	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥431,603	¥430,795	¥(808)	(0)
Installment loans	411,824	401,421	(10,403)	(3)
Investment in operating leases	28,695	29,722	1,027	4
Investment in securities	36,542	31,583	(4,959)	(14)
Property under facility operations	11,294	12,199	905	8
Inventories	53	46	(7)	(13)
Advances for investment in operating leases	1,737	1,888	151	9
Investment in affiliates	22,755	22,528	(227)	(1)
Advances for property under facility operations	304	124	(180)	(59)
Goodwill and other intangible assets acquired in business combinations	105,060	104,071	(989)	(1)

Total Segment Assets	¥1,049,867	¥1,034,377	¥(15,490)	(1)

Maintenance Leasing Segment: Automobile leasing and rentals, car sharing, and test and measurement instruments and IT-related equipment rentals and leasing

While demand in corporate capital investment is gradually increasing, concerns about decreasing profitability and uncertainty in the economic outlook interfere with new investment. The volume of new auto leases in Japan decreased slightly compared to the previous fiscal year.

Segment revenues decreased 1% to ¥134,820 million from ¥135,924 million during the same period of the previous fiscal year due to less gains on sales in operating leases revenues, despite an increase in rental revenues, which are also included in operating leases revenues.

Segment expenses increased due primarily to increases in costs of operating leases in line with increased average investment asset balance in the auto-business and selling, general and administrative expenses. Segment profits decreased 15% to ¥19,655 million compared to ¥23,117 million during the same period of the previous fiscal year.

Segment assets decreased 1% to ¥724,168 million compared to the end of the previous fiscal year primarily due to a decrease in leasing assets in line with the securitization, despite an increase in new auto-leases in the auto-business.

	Six months ended September 30, 2015	Six months ended September 30, 2016	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥6,253	¥6,378	¥125	2
Operating leases	94,426	93,312	(1,114)	(1)
Services income	33,184	33,250	66	0
Sales of goods and real estate, and other	2,061	1,880	(181)	(9)

Total Segment Revenues	135,924	134,820	(1,104)	(1)

Segment Expenses:
Interest expense	1,750	1,710	(40)	(2)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(89)	169	258	—
Other than the above	111,172	113,311	2,139	2

Total Segment Expenses	112,833	115,190	2,357	2

Segment Operating Income	23,091	19,630	(3,461)	(15)

Equity in Net income of Affiliates, and others	26	25	(1)	(4)

Segment Profits	¥23,117	¥19,655	¥(3,462)	(15)

	As of March 31, 2016	As of September 30, 2016	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥245,257	¥254,634	¥9,377	4
Investment in operating leases	481,031	464,640	(16,391)	(3)
Investment in securities	1,214	1,174	(40)	(3)
Property under facility operations	718	710	(8)	(1)
Inventories	374	466	92	25
Advances for investment in operating leases	314	294	(20)	(6)
Investment in affiliates	1,996	1,826	(170)	(9)
Goodwill and other intangible assets acquired in business combinations	425	424	(1)	(0)

Total Segment Assets	¥731,329	¥724,168	¥(7,161)	(1)

Real Estate Segment: Real estate development and rental, facility operation, REIT asset management, and real estate investment advisory services

The real estate market has remained active due primarily to the quantitative easing policies implemented by the Bank of Japan, including the adoption of negative interest rates. Land prices remain high and vacancy rates in the Japanese office building market continue to show improvements especially in the Greater Tokyo Area. Furthermore, we are seeing increases in the occupancy rates and average daily rates of hotels and Japanese inns. Meanwhile, we are also seeing a trend where by sales prices of condominiums are no longer raising.

Segment revenues decreased 5% to ¥104,084 million compared to ¥109,047 million during the same period of the previous fiscal year primarily due to a decrease in financial revenues compared to the same period of the previous fiscal year during which the sale of large scale rental properties was recognized in finance revenues and also due to a decrease in sales of real estate, despite an increase in gains on sales of rental properties, which are included in operating leases revenues.

Segment expenses decreased compared to the same period of the previous fiscal year primarily due to decreases in costs of operating leases in line with a decrease in assets and the cost of sales of real estate.

As a result of the foregoing, segment profits increased 5% to ¥35,447 million compared to ¥33,717 million during the same period of the previous fiscal year.

Segment assets decreased 5% to ¥705,062 million compared to the end of the previous fiscal year primarily due to a decrease in investment in operating leases, which resulted from sales of rental properties.

	Six months ended September 30, 2015	Six months ended September 30, 2016	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥5,491	¥830	¥(4,661)	(85)
Operating leases	36,736	43,294	6,558	18
Services income	57,482	55,889	(1,593)	(3)
Sales of goods and real estate, and other	9,338	4,071	(5,267)	(56)

Total Segment Revenues	109,047	104,084	(4,963)	(5)

Segment Expenses:
Interest expense	2,603	1,676	(927)	(36)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	817	630	(187)	(23)
Other than the above	73,157	67,767	(5,390)	(7)

Total Segment Expenses	76,577	70,073	(6,504)	(8)

Segment Operating Income	32,470	34,011	1,541	5

Equity in Net income of Affiliates, and others	1,247	1,436	189	15

Segment Profits	¥33,717	¥35,447	¥1,730	5

	As of March 31, 2016	As of September 30, 2016	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥21,541	¥24,433	¥2,892	13
Installment loans	5,821	5,576	(245)	(4)
Investment in operating leases	375,050	348,364	(26,686)	(7)
Investment in securities	5,861	3,882	(1,979)	(34)
Property under facility operations	177,510	179,889	2,379	1
Inventories	3,597	3,117	(480)	(13)
Advances for investment in operating leases	38,486	22,454	(16,032)	(42)
Investment in affiliates	91,010	91,023	13	0
Advances for property under facility operations	8,829	14,558	5,729	65
Goodwill and other intangible assets acquired in business combinations	11,887	11,766	(121)	(1)

Total Segment Assets	¥739,592	¥705,062	¥(34,530)	(5)

Investment and Operation Segment: Environment and energy-related business, principal investment, loan servicing (asset recovery), and concession business

While the Japanese government is reassessing its renewable energy purchase program, the significance of renewable energy in the mid- to long- term is on the rise with investment targets expanding beyond solar power generation projects to include wind and geothermal power generation projects. In the capital markets, overseas markets for mergers and acquisitions (hereinafter “M&A”) have been sluggish, but the number of out bound cross-border M&A transactions by Japanese companies has increased.

Segment revenues increased 9% to ¥539,042 million compared to ¥493,525 million during the same period of the previous fiscal year due to increases in sales of goods and services income generated by subsidiaries in the principal investment business and environment and energy-related business.

Segment expenses increased compared to the same period of the previous fiscal year due to an increase in expenses in line with the aforementioned revenues expansion and recognition of write-downs of securities.

As a result of the foregoing and the recognition of gains on sales of shares of subsidiaries and affiliates and the recognition of a bargain purchase gain from the acquisition of a subsidiary, segment profits increased 43% to ¥52,041 million compared to ¥36,450 million during the same period of the previous fiscal year.

Segment assets decreased 1% to ¥695,780 million compared to the end of the previous fiscal year primarily due to a decrease in investment in affiliates, despite increases in inventories and property under facility operations in the environment and energy-related business.

	Six months ended September 30, 2015	Six months ended September 30, 2016	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥6,507	¥5,304	¥(1,203)	(18)
Gains on investment securities and dividends	9,705	6,216	(3,489)	(36)
Sales of goods and real estate	338,282	377,408	39,126	12
Services income	134,056	145,581	11,525	9
Operating leases, and other	4,975	4,533	(442)	(9)

Total Segment Revenues	493,525	539,042	45,517	9

Segment Expenses:
Interest expense	1,792	2,481	689	38
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(644)	5,478	6,122	—
Other than the above	464,672	514,137	49,465	11

Total Segment Expenses	465,820	522,096	56,276	12

Segment Operating Income	27,705	16,946	(10,759)	(39)

Equity in Net income of Affiliates, and others	8,745	35,095	26,350	301

Segment Profits	¥36,450	¥52,041	¥15,591	43

	As of March 31, 2016	As of September 30, 2016	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥21,133	¥24,807	¥3,674	17
Installment loans	75,996	64,762	(11,234)	(15)
Investment in operating leases	24,378	25,206	828	3
Investment in securities	71,705	59,868	(11,837)	(17)
Property under facility operations	130,568	161,357	30,789	24
Inventories	98,016	112,976	14,960	15
Advances for investment in operating leases	404	1,117	713	176
Investment in affiliates	108,237	65,330	(42,907)	(40)
Advances for property under facility operations	38,628	37,335	(1,293)	(3)
Goodwill and other intangible assets acquired in business combinations	135,091	143,022	7,931	6

Total Segment Assets	¥704,156	¥695,780	¥(8,376)	(1)

Retail Segment: Life insurance, banking and card loan business

The life insurance business in Japan is currently affected by macroeconomic factors such as domestic population decline, we are seeing increasing numbers of companies develop new products in response to the rising demand for medical insurance. On the other hand, we are seeing suspensions of the sales of certain products and an increase in insurance premiums on new contracts due to the Bank of Japan’s adoption of negative interest rate policy. In the consumer finance sector, banks and other lenders are expanding their assets to further secure new revenue streams, and competition in the lending business continues to intensify in the current low interest rate environment.

Segment revenues increased 48% to ¥151,095 million compared to ¥102,401 million during the same period of the previous fiscal year due to increases in insurance premiums and investment income in ORIX Life Insurance, and an improvement in investment income from assets under variable annuity and variable life insurance contracts originally held by HLIKK compared to the same period of the previous fiscal year during which the investment income decreased with deterioration of market environment.

Segment expenses increased compared to the same period of the previous fiscal year due to a provision of liability reserve in line with the aforementioned improvement in investment income from assets under variable annuity and variable life insurance contracts.

As a result of the foregoing, segment profits increased 11% to ¥35,507 million compared to ¥32,062 million during the same period of the previous fiscal year.

Segment assets decreased 4% to ¥3,325,370 million compared to the end of the previous fiscal year due primarily to a large decrease in investment in securities held by HLIKK, offsetting an increase in installment loans in the banking business.

	Six months ended September 30, 2015	Six months ended September 30, 2016	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥27,172	¥28,900	¥1,728	6
Life insurance premiums and related investment income	71,171	116,430	45,259	64
Services income, and other	4,058	5,765	1,707	42

Total Segment Revenues	102,401	151,095	48,694	48

Segment Expenses:
Interest expense	2,369	2,105	(264)	(11)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	3,508	4,953	1,445	41
Other than the above	65,257	108,531	43,274	66

Total Segment Expenses	71,134	115,589	44,455	62

Segment Operating Income	31,267	35,506	4,239	14

Equity in Net income of Affiliates, and others	795	1	(794)	(100)

Segment Profits	¥32,062	¥35,507	¥3,445	11

	As of March 31, 2016	As of September 30, 2016	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥1,198	¥783	¥(415)	(35)
Installment loans	1,496,407	1,609,114	112,707	8
Investment in operating leases	52,359	51,934	(425)	(1)
Investment in securities	1,893,631	1,645,240	(248,391)	(13)
Investment in affiliates	911	850	(61)	(7)
Goodwill and other intangible assets acquired in business combinations	18,266	17,449	(817)	(4)

Total Segment Assets	¥3,462,772	¥3,325,370	¥(137,402)	(4)

Overseas Business Segment: Leasing, lending, investment in bonds, asset management and ship- and aircraft-related operations

While the economy of the United States has been recovering moderately and the economy of Europe remains at flat area, the economies of emerging and resource-rich countries have bottomed out and the world economy as a whole has been unstable. Against the backdrop of monetary easing measures in several countries, interest rates remain low worldwide. In addition, there are political and geopolitical tensions in certain regions that need to be monitored carefully.

Segment revenues decreased 13% to ¥240,643 million compared to ¥277,843 million during the same period of the previous fiscal year due to decreases in gains on investment securities and services income resulting primarily from the deconsolidation of Houlihan Lokey as well as the recent appreciation of the yen, despite an increase in sales of goods in the Americas.

Segment expenses decreased compared to the same period of the previous fiscal year primarily due to the deconsolidation of Houlihan Lokey and the recent appreciation of the yen.

As a result of the foregoing and due to the recognition of a gain on the partial divestment of Houlihan Lokey shares during the same period of previous fiscal year, segment profits decreased 47% to ¥51,510 million compared to ¥97,881 million during the same period of the previous fiscal year.

Segment assets decreased 10% to ¥2,051,463 million compared to the end of the previous fiscal year due to a decrease in investment in operating leases of aircraft-related operations and yen appreciation.

	Six months ended September 30, 2015	Six months ended September 30, 2016	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥36,212	¥37,926	¥1,714	5
Gains on investment securities and dividends	15,670	5,595	(10,075)	(64)
Operating leases	43,994	43,528	(466)	(1)
Services income	137,987	105,872	(32,115)	(23)
Sales of goods and real estate, and other	43,980	47,722	3,742	9

Total Segment Revenues	277,843	240,643	(37,200)	(13)

Segment Expenses:
Interest expense	15,718	17,217	1,499	10
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	4,866	2,947	(1,919)	(39)
Other than the above	206,882	176,972	(29,910)	(14)

Total Segment Expenses	227,466	197,136	(30,330)	(13)

Segment Operating Income	50,377	43,507	(6,870)	(14)

Equity in Net income of Affiliates, and others	47,504	8,003	(39,501)	(83)

Segment Profits	¥97,881	¥51,510	¥(46,371)	(47)

	As of March 31, 2016	As of September 30, 2016	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥351,010	¥311,438	¥(39,572)	(11)
Installment loans	407,870	358,455	(49,415)	(12)
Investment in operating leases	375,401	325,088	(50,313)	(13)
Investment in securities	383,227	355,261	(27,966)	(7)
Property under facility operations	23,762	21,540	(2,222)	(9)
Inventories	37,782	33,068	(4,714)	(12)
Advances for investment in operating leases	5,302	6,545	1,243	23
Investment in affiliates	305,674	276,690	(28,984)	(9)
Advances for property under facility operations	39	46	7	18
Goodwill and other intangible assets acquired in business combinations	394,666	363,332	(31,334)	(8)

Total Segment Assets	¥2,284,733	¥2,051,463	¥(233,270)	(10)

(2) Financial Condition

	As of March 31, 2016		As of September 30, 2016		Change
					Amount	Percent (%)
	(Millions of yen except per share, ratios and percentages)
Total assets	¥10,992,918		¥10,782,692		¥(210,226)	(2)
(Segment assets)	8,972,449		8,536,220		(436,229)	(5)
Total liabilities	8,512,632		8,251,453		(261,179)	(3)
(Short- and long-term debt)	4,286,542		4,013,914		(272,628)	(6)
(Deposits)	1,398,472		1,490,216		91,744	7
ORIX Corporation shareholders’ equity	2,310,431		2,364,960		54,529	2
ORIX Corporation shareholders’ equity per share (yen)*1	1,764.34		1,807.08		42.74	2
ORIX Corporation shareholders’ equity ratio*2	21.0%		21.9%		—	—
D/E ratio (Debt-to-equity ratio) (Short-and long-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	1.9	x	1.7	x	—	—

Note:

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03
(“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) on April 1, 2016.

*1	ORIX Corporation shareholders’ equity per share is calculated using total ORIX Corporation shareholders’ equity.
*2	ORIX Corporation shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation shareholders’ equity to total assets.

Total assets decreased 2% to ¥10,782,692 million compared to ¥10,992,918 million as of March 31, 2016. In addition to the recent appreciation of the yen, investment in operating leases decreased primarily due to sales of aircraft in the Overseas Business segment and sales of real estate in Japan, and investment in securities decreased primarily due to sales of assets held by HLIKK. In addition, investment in affiliates decreased primarily due to sales of shares of affiliates in the Investment and Operation segment. Segment assets decreased 5% to ¥8,536,220 million compared to March 31, 2016.

We manage the balance of interest-bearing liabilities at an appropriate level taking into account the condition of assets and liquidity on-hand as well as the domestic and overseas financial environment. As a result, long- and short-term debt decreased and deposits increased compared to March 31, 2016. In addition, policy liabilities and policy account balances decreased due to the surrender of variable annuity and variable life insurance contracts held by HLIKK.

Shareholders’ equity increased 2% to ¥2,364,960 million compared to March 31, 2016 primarily due to an increase in retained earnings, despite a decrease in foreign currency translation adjustments included in accumulated other comprehensive income in line with the appreciation of the yen.

(3) Liquidity and Capital Resources

We require capital resources for working capital, investment and lending in our businesses. We accordingly prioritize funding stability, maintaining adequate liquidity, and reducing capital costs. We formulate and execute on funding policies that are resistant to sudden negative events in financial markets, and then conduct funding activities in accordance with actual transitions in our assets and changes in financial markets. In preparing our management plan, we project funding activities to maintain a balanced capital structure in light of projected cash flows, asset liquidity and our own liquidity situation. When implementing our management plan, we adjust our funding based on changes in the external environment and our needs in light of our business activities, and endeavor to maintain flexibility in our funding activities. We endeavor to diversify our funding sources, promote longer liability maturities, disperse interest and principal repayment dates, maintain sufficient liquidity, optimize the balance of liabilities and equity and reinforce our funding stability.

Our funding is comprised of borrowings from financial institutions, direct fund procurement from capital markets and deposits. ORIX Group’s total funding including that from short- and long-term debt and deposits on a consolidated basis was ¥5,504,130 million as of September 30, 2016. Borrowings are procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings exceeded 200 as of September 30, 2016. Procurement from the capital markets is composed of bonds, medium-term notes, commercial paper, payables under securitized leases, loan receivables and other assets (including asset backed securities). ORIX Group accepts deposits for funding purposes, with the majority of deposits attributable to ORIX Bank Corporation.

In an effort to promote longer liability maturities and diversify our funding sources, during the six months ended September 30, 2016, we issued US$, Korean won, Indian rupee, and Malaysian ringgit denominated straight bonds and medium-term notes outside Japan. We procured financing through a subordinated syndicated loan (hybrid loan) which has similar characteristics to capital. We intend to continue to strengthen our financial condition, while maintaining appropriately diverse funding.

Short-term and long-term debt and deposits

(a) Short-term debt

	Millions of yen
	March 31, 2016	September 30, 2016
Borrowings from financial institutions	¥247,263	¥194,857
Commercial paper	102,361	13,959

Total short-term debt	¥349,624	¥208,816

Short-term debt as of September 30, 2016 was ¥208,816 million, which accounted for 5% of the total amount of short and long-term debt (excluding deposits) as compared to 8% as of March 31, 2016.

While the amount of short-term debt as of September 30, 2016 was ¥208,816 million, the sum of cash and cash equivalents and the unused amount of committed credit facilities as of September 30, 2016 was ¥1,318,176 million.

(b) Long-term debt

	Millions of yen
	March 31, 2016	September 30, 2016
Borrowings from financial institutions	¥2,723,320	¥2,574,209
Bonds	875,575	834,324
Medium-term notes	62,491	108,220
Payables under securitized lease, loan receivables and other assets	275,532	288,345

Total long-term debt	¥3,936,918	¥3,805,098

Note:

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03
(“Simplifying the Presentation of Debt Issuance Costs”—ASC835-30 (“Interest—Imputation of Interest”)) on April 1, 2016.

The balance of long-term debt as of September 30, 2016 was ¥3,805,098 million, which accounted for 95% of the total amount of short and long-term debt (excluding deposits) as compared to 92% as of March 31, 2016.

(c) Deposits

	Millions of yen
	March 31, 2016	September 30, 2016
Deposits	¥1,398,472	¥1,490,216

Apart from the short-term and long-term debt noted above, ORIX Bank Corporation and ORIX Asia Limited accept deposits. These deposit-taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

(4) Summary of Cash Flows

Cash and cash equivalents as of September 30, 2016 increased by ¥231,410 million to ¥961,830 million compared to March 31, 2016.

Cash flows provided by operating activities were ¥330,969 million in the six months ended September 30, 2016, up from ¥218,586 million during the same period of the previous fiscal year, primarily resulting from a decrease in a previous decrease in policy liabilities and policy account balances, partially offset by a decrease in a previous decrease in trading securities as compared to the same period of the previous fiscal year.

Cash flows provided by investing activities were ¥20,168 million in the six months ended September 30, 2016 compared to the cash outflows of ¥68,205 million during the same period of the previous fiscal year. This change was primarily due to a decrease in purchases of available-for-sale securities, partially offset by a decrease in proceeds from redemption of available-for-sale securities as compared to the same period of the previous fiscal year.

Cash flows used in financing activities were ¥101,729 million in the six months ended September 30, 2016 up from ¥26,861 million during the same period of the previous fiscal year, primarily resulting from a decrease in repayment of debt with maturities longer than three months, partially offset by a decrease in proceeds from debt with maturities longer than three months and a decrease in debt with maturities of three months or less as compared to the same period of the previous fiscal year.

(5) Challenges to be addressed

There were no significant changes for the six months ended September 30, 2016.

(6) Research and Development Activity

There were no significant changes in research and development activities for the six months ended September 30, 2016.

(7) Major facilities

We have finished the construction of a solar power station in Tsu-city, Mie prefecture, Japan. The aggregate book value of the solar power station was ¥17 billion as of September 30, 2016. In addition, we have finished the construction of a building in Taito-ku, Tokyo, Japan. The aggregate book value of the building was ¥13 billion as of September 30, 2016.

Except for this, there were no significant changes in major facilities for the six months ended September 30, 2016.

5.	Company Stock Information

(The following disclosure is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)

(1) Issued Shares, Common Stock and Capital Reserve

The number of issued shares, the amount of common stock and capital reserve for the three months ended September 30, 2016 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Capital reserve
Increase, net	September 30, 2016	Increase, net	September 30, 2016	Increase, net	September 30, 2016
0	1,324,058	¥0	¥220,469	¥0	¥247,648

(2) List of Major Shareholders

The following is a list of major shareholders based on our share registry as of September 30, 2016:

Name	Number of shares held (in thousands)	Percentage of total shares issued
Address
Japan Trustee Services Bank, Ltd. (Trust Account)	117,733	8.89%
1-8-11, Harumi, Chuo-ku, Tokyo

The Master Trust Bank of Japan, Ltd. (Trust Account)	72,359	5.46
2-11-3, Hamamatsu-cho, Minato-ku, Tokyo

JP MORGAN CHASE BANK 380055	61,422	4.63
270 PARK AVENUE, NEW YORK, NY 10017, UNITED STATES OF AMERICA

Japan Trustee Services Bank, Ltd. (Trust Account 9)	38,234	2.88
1-8-11, Harumi, Chuo-ku, Tokyo

THE CHASE MANHATTAN BANK 385036	32,357	2.44
360 N. CRESCENT DRIVE BEVERLY HILLS, CA 90210 U.S.A.

STATE STREET BANK AND TRUST COMPANY	28,423	2.14
ONE LINCOLN STREET, BOSTON MA USA 02111

THE BANK OF NEW YORK MELLON SA/NV 10	22,815	1.72
RUE MONTOYERSTRAAT 46, 1000 BRUSSELS, BELGIUM

CITIBANK, N.A.-NY, AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS	21,601	1.63
388 GREENWICH STREET NEW YORK, NY 10013 USA

Japan Trustee Services Bank, Ltd. (Trust Account 7)	19,129	1.44
1-8-11, Harumi, Chuo-ku, Tokyo

STATE STREET BANK AND TRUST COMPANY 505225	18,645	1.40
P.O. BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A.

	432,724	32.68%

Note:	The number of shares held in relation to a trust business may not be all inclusive and therefore is reported with reference to the names listed as shareholders.

6.	Directors and Executive Officers

Between the filing date of Form 20-F for the fiscal year ended March 31, 2016 and September 30, 2016, there were no changes of directors and executive officers.

7.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

		Millions of yen
Assets		March 31, 2016	September 30, 2016
Cash and Cash Equivalents		¥730,420	¥961,830
Restricted Cash		80,979	83,917
Investment in Direct Financing Leases		1,190,136	1,154,239
Installment Loans		2,592,233	2,643,455
The amounts which are measured at fair value by electing the fair value option under ASC 825 are as follows:
March 31, 2016	¥20,673 million
September 30, 2016	¥23,188 million
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses		(60,071)	(55,788)
Investment in Operating Leases		1,349,199	1,272,737
Investment in Securities		2,344,792	2,049,704
The amounts which are measured at fair value by electing the fair value option under ASC 825 are as follows:
March 31, 2016	¥27,367 million
September 30, 2016	¥24,466 million
Property under Facility Operations		327,016	360,561
Investment in Affiliates		530,667	458,330
Trade Notes, Accounts and Other Receivable		294,638	262,487
Inventories		139,950	149,795
Office Facilities		120,173	120,534
Other Assets		1,352,786	1,320,891
The amounts which are measured at fair value by electing the fair value option under ASC 825 are as follows:
March 31, 2016	¥37,855 million
September 30, 2016	¥37,554 million

Total Assets		¥10,992,918	¥10,782,692

Notes:	1.

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) on April 1, 2016.

	2.	The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	March 31, 2016	September 30, 2016
Cash and Cash Equivalents	¥4,697	¥6,895
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	134,604	121,404
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	195,702	206,046
Investment in Operating Leases	227,340	212,805
Property under Facility Operations	79,697	99,170
Investment in Affiliates	65,059	63,889
Other	93,410	110,104

	¥800,509	¥820,313

	Millions of yen
Liabilities and Equity	March 31, 2016	September 30, 2016
Liabilities:
Short-Term Debt	¥349,624	¥208,816
Deposits	1,398,472	1,490,216
Trade Notes, Accounts and Other Payable	266,216	208,198
Policy Liabilities and Policy Account Balances	1,668,636	1,618,851
The amounts which are measured at fair value by electing the fair value option under ASC 825 are as follows:
March 31, 2016 ¥795,001 million
September 30, 2016 ¥715,434 million
Current and Deferred Income Taxes	358,758	386,614
Long-Term Debt	3,936,918	3,805,098
Other Liabilities	534,008	533,660

Total Liabilities	8,512,632	8,251,453

Redeemable Noncontrolling Interests	7,467	6,843

Commitments and Contingent Liabilities
Equity:
Common Stock	220,469	220,469
Additional Paid-in Capital	257,629	257,765
Retained Earnings	1,864,241	1,975,249
Accumulated Other Comprehensive Income (Loss)	(6,222)	(61,686)
Treasury Stock, at Cost	(25,686)	(26,837)

ORIX Corporation Shareholders’ Equity	2,310,431	2,364,960
Noncontrolling Interests	162,388	159,436

Total Equity	2,472,819	2,524,396

Total Liabilities and Equity	¥10,992,918	¥10,782,692

Note:	1.

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) on April 1, 2016.

	2.	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	March 31, 2016	September 30, 2016
Trade Notes, Accounts and Other Payable	¥1,576	¥2,639
Long-Term Debt	479,152	496,829
Other	11,778	15,187

	¥492,506	¥514,655

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016
Revenues:
Finance revenues	¥101,244	¥96,582
Gains on investment securities and dividends	31,317	15,207
Operating leases	191,330	196,072
Life insurance premiums and related investment income	70,492	115,736
Sales of goods and real estate	395,426	433,526
Services income	380,385	364,002

Total revenues	1,170,194	1,221,125

Expenses:
Interest expense	35,858	35,348
Costs of operating leases	122,440	121,266
Life insurance costs	31,800	71,423
Costs of goods and real estate sold	351,461	390,364
Services expense	217,880	218,993
Other (income) and expense, net	4,555	(681)
Selling, general and administrative expenses	216,344	203,699
Provision for doubtful receivables and probable loan losses	2,948	6,743
Write-downs of long-lived assets	946	1,409
Write-downs of securities	3,482	6,212

Total expenses	987,714	1,054,776

Operating Income	182,480	166,349
Equity in Net Income of Affiliates	11,856	15,765
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	56,409	32,834
Bargain Purchase Gain	0	4,287

Income before Income Taxes	250,745	219,235
Provision for Income Taxes	82,636	72,296

Net Income	168,109	146,939

Net Income Attributable to the Noncontrolling Interests	5,546	4,641

Net Income Attributable to the Redeemable Noncontrolling Interests	1,265	148

Net Income Attributable to ORIX Corporation Shareholders	¥161,298	¥142,150

	Yen
	Six months ended September 30, 2015	Six months ended September 30, 2016
Amounts per Share of Common Stock for Net Income attributable to ORIX Corporation shareholders:
Basic:	¥123.23	¥108.57
Diluted:	¥123.11	¥108.47

	Millions of yen
	Three months ended September 30, 2015	Three months ended September 30, 2016
Revenues:
Finance revenues	¥51,617	¥48,526
Gains on investment securities and dividends	8,384	11,201
Operating leases	95,901	91,182
Life insurance premiums and related investment income	2,178	78,964
Sales of goods and real estate	218,850	217,640
Services income	187,140	185,667

Total revenues	564,070	633,180

Expenses:
Interest expense	17,835	17,286
Costs of operating leases	62,432	61,194
Life insurance costs	(11,256)	51,185
Costs of goods and real estate sold	196,680	197,998
Services expense	111,667	113,675
Other (income) and expense, net	6,796	718
Selling, general and administrative expenses	101,974	101,097
Provision for doubtful receivables and probable loan losses	2,337	4,049
Write-downs of long-lived assets	124	845
Write-downs of securities	1,533	6,207

Total expenses	490,122	554,254

Operating Income	73,948	78,926
Equity in Net Income of Affiliates	5,690	9,529
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	47,191	12,346

Income before Income Taxes	126,829	100,801
Provision for Income Taxes	43,479	33,274

Net Income	83,350	67,527

Net Income Attributable to the Noncontrolling Interests	3,358	2,063

Net Income Attributable to the Redeemable Noncontrolling Interests	204	83

Net Income Attributable to ORIX Corporation Shareholders	¥79,788	¥65,381

	Yen
	Three months ended September 30, 2015	Three months ended September 30, 2016
Amounts per Share of Common Stock for Net Income attributable to ORIX Corporation shareholders:
Basic:	¥60.95	¥49.94
Diluted:	¥60.89	¥49.89

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016
Net Income	¥168,109	¥146,939

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(13,814)	(2,853)
Net change of defined benefit pension plans	(461)	1,499
Net change of foreign currency translation adjustments	(3,140)	(59,512)
Net change of unrealized gains (losses) on derivative instruments	12	(1,800)

Total other comprehensive income (loss)	(17,403)	(62,666)

Comprehensive Income	150,706	84,273

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	6,586	(1,789)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	2,423	(624)

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥141,697	¥86,686

	Millions of yen
	Three months ended September 30, 2015	Three months ended September 30, 2016
Net Income	¥83,350	¥67,527

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(6,533)	(9,625)
Net change of defined benefit pension plans	439	202
Net change of foreign currency translation adjustments	(14,136)	(18,308)
Net change of unrealized gains (losses) on derivative instruments	(105)	132

Total other comprehensive income (loss)	(20,335)	(27,599)

Comprehensive Income	63,015	39,928

Comprehensive Income Attributable to the Noncontrolling Interests	3,072	837

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(63)	(38)

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥60,006	¥39,129

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

Six months ended September 30, 2015

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥220,056	¥255,595	¥1,672,585	¥30,373	¥(26,411)	¥2,152,198	¥165,873	¥2,318,071

Contribution to subsidiaries						0	4,405	4,405
Transaction with noncontrolling interests		(242)				(242)	(2,353)	(2,595)
Comprehensive income, net of tax:
Net income			161,298			161,298	5,546	166,844
Other comprehensive income (loss)
Net change of unrealized losses on investment in securities				(13,800)		(13,800)	(14)	(13,814)
Net change of defined benefit pension plans				(456)		(456)	(5)	(461)
Net change of foreign currency translation adjustments				(5,355)		(5,355)	1,057	(4,298)
Net change of unrealized gains on derivative instruments				10		10	2	12

Total other comprehensive income (loss)						(19,601)	1,040	(18,561)

Total comprehensive income						141,697	6,586	148,283

Cash dividends			(47,188)			(47,188)	(3,476)	(50,664)
Exercise of stock options	402	399				801	0	801
Acquisition of treasury stock					(1)	(1)	0	(1)
Disposal of treasury stock		(185)	(31)		329	113	0	113
Other, net		48	1,806			1,854	0	1,854

Ending Balance	¥220,458	¥255,615	¥1,788,470	¥10,772	¥(26,083)	¥2,249,232	¥171,035	¥2,420,267

Six months ended September 30, 2016
	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥220,469	¥257,629	¥1,864,241	¥(6,222)	¥(25,686)	¥2,310,431	¥162,388	¥2,472,819

Contribution to subsidiaries						0	1,447	1,447
Transaction with noncontrolling interests		(5)				(5)	(53)	(58)
Comprehensive income, net of tax:
Net income			142,150			142,150	4,641	146,791
Other comprehensive income (loss)
Net change of unrealized losses on investment in securities				(2,798)		(2,798)	(55)	(2,853)
Net change of defined benefit pension plans				1,361		1,361	138	1,499
Net change of foreign currency translation adjustments				(52,314)		(52,314)	(6,426)	(58,740)
Net change of unrealized gains (losses) on derivative instruments				(1,713)		(1,713)	(87)	(1,800)

Total other comprehensive income (loss)						(55,464)	(6,430)	(61,894)

Total comprehensive income (loss)						86,686	(1,789)	84,897

Cash dividends			(31,141)			(31,141)	(2,557)	(33,698)
Acquisition of treasury stock					(1,235)	(1,235)	0	(1,235)
Disposal of treasury stock		(56)			84	28	0	28
Other, net		197	(1)			196	0	196

Ending Balance	¥220,469	¥257,765	¥1,975,249	¥(61,686)	¥(26,837)	¥2,364,960	¥159,436	¥2,524,396

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 10 “Redeemable Noncontrolling Interests.”

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016
Cash Flows from Operating Activities:
Net income	¥168,109	¥146,939
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	120,721	124,542
Provision for doubtful receivables and probable loan losses	2,948	6,743
Equity in net income of affiliates (excluding interest on loans)	(11,625)	(14,747)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(56,409)	(32,834)
Bargain purchase gain	0	(4,287)
Gains on sales of available-for-sale securities	(27,525)	(20,924)
Gains on sales of operating lease assets	(24,403)	(32,707)
Write-downs of long-lived assets	946	1,409
Write-downs of securities	3,482	6,212
Decrease (Increase) in restricted cash	632	(438)
Decrease in trading securities	327,205	80,346
Decrease (Increase) in inventories	12,775	(11,298)
Decrease in trade notes, accounts and other receivable	6,613	2,024
Decrease in trade notes, accounts and other payable	(49,491)	(26,689)
Decrease in policy liabilities and policy account balances	(284,008)	(49,785)
Other, net	28,616	156,463

Net cash provided by operating activities	218,586	330,969

Cash Flows from Investing Activities:
Purchases of lease equipment	(473,809)	(406,310)
Principal payments received under direct financing leases	259,650	231,169
Installment loans made to customers	(533,751)	(607,396)
Principal collected on installment loans	497,453	489,402
Proceeds from sales of operating lease assets	128,423	150,938
Investment in affiliates, net	(12,826)	1,746
Proceeds from sales of investment in affiliates	11,287	64,031
Purchases of available-for-sale securities	(536,860)	(241,535)
Proceeds from sales of available-for-sale securities	376,635	341,160
Proceeds from redemption of available-for-sale securities	212,519	73,199
Purchases of held-to-maturity securities	(253)	(306)
Purchases of other securities	(12,109)	(3,328)
Proceeds from sales of other securities	24,265	15,955
Purchases of property under facility operations	(40,953)	(43,331)
Acquisitions of subsidiaries, net of cash acquired	(1,725)	(38,809)
Sales of subsidiaries, net of cash disposed	38,648	11,796
Other, net	(4,799)	(18,213)

Net cash provided by (used in) investing activities	(68,205)	20,168

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(33,305)	(73,944)
Proceeds from debt with maturities longer than three months	688,531	602,130
Repayment of debt with maturities longer than three months	(704,304)	(676,080)
Net increase in deposits due to customers	45,314	91,991
Cash dividends paid to ORIX Corporation shareholders	(47,188)	(31,141)
Contribution from noncontrolling interests	5,467	1,616
Cash dividends paid to redeemable noncontrolling interests	(11,272)	0
Net increase (decrease) in call money	32,500	(10,500)
Other, net	(2,604)	(5,801)

Net cash used in financing activities	(26,861)	(101,729)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,917)	(17,998)

Net increase in Cash and Cash Equivalents	121,603	231,410

Cash and Cash Equivalents at Beginning of Period	827,518	730,420

Cash and Cash Equivalents at End of Period	¥949,121	¥961,830

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for the accounting for stock splits (see Note 2 (n)).

These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in our March 31, 2016 consolidated financial statements on Form 20-F.

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Initial direct costs

Under U.S. GAAP, certain initial direct costs to originate leases or loans are being deferred and amortized as yield adjustments over the life of related direct financing leases or loans by using interest method.

Under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(b) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

Japanese GAAP allows for operating lease assets to be depreciated using mainly either a declining-balance basis or a straight-line basis.

(c) Accounting for life insurance operations

Under U.S. GAAP, based on FASB Accounting Standards Codification (“ASC”) 944 (“Financial Services—Insurance”), certain costs related directly to the successful acquisition of new (or renewal of) insurance contracts, or deferred policy acquisition costs, are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, under U.S. GAAP, although policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(d) Accounting for goodwill and other intangible assets in business combination

Under U.S. GAAP, goodwill and intangible assets that have indefinite useful lives are not amortized, but assessed for impairment at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(e) Accounting for contingent consideration in business combination

Under U.S. GAAP, contingent consideration issued in a business combination that is classified as a liability is recognized at fair value at the acquisition date and subsequently remeasured to fair value, with changes in fair value recognized in earnings until the contingency is resolved.

Under Japanese GAAP, contingent consideration is recognized as additional acquisition cost and goodwill is additionally recognized when it becomes most probable to deliver and its fair value becomes reasonably determinable.

(f) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”) and record pension costs based on the amounts determined using actuarial methods. The net actuarial gain (loss) is amortized using a corridor test.

Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees.

(g) Sale of the parent’s ownership interest in subsidiaries

Under U.S. GAAP, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.

(h) Classification in consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP is based on ASC 230 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

(i) Securitization of financial assets

Under U.S. GAAP, an enterprise is required to perform analysis to determine whether or not to consolidate special-purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. As a result of the analysis, if it is determined that the enterprise transferred financial assets in a securitization transaction to an SPE that needs to be consolidated, the transaction is not accounted for as a sale but accounted for as a secured borrowing.

Under Japanese GAAP, an SPE that meets certain conditions may be considered not to be a subsidiary of the transferor. Therefore, if an enterprise transfers financial assets to this type of SPE in a securitization transaction, the transferee SPE is not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.

(j) Fair value option

Under U.S. GAAP, an entity is permitted to carry certain eligible financial assets and liabilities at fair value and to recognize changes in that item’s fair value in earnings through the election of the fair value option.

Under Japanese GAAP, there is no accounting standard for fair value option.

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20% – 50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to ASC 810-10-25-2 to 14 (“Consolidation—The Effect of Noncontrolling Rights on Consolidation”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to ASC 810 (“Consolidation”).

A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements (see Note 3), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the recognition and measurement of impairment of long-lived assets (see (g)), the recognition and measurement of impairment of investment in securities (see (h)), the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions (see (i)), the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (k)), the determination of benefit obligation and net periodic pension cost (see (l)) and the recognition and measurement of impairment of goodwill and intangible assets that have indefinite useful lives (see (w)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal period to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal period. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) arise from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transaction price is fixed or determinable and collectability is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Finance Revenues—Finance revenues mainly include revenues for direct financing leases and installment loans. The policies applied to direct financing leases and installment loans are described hereinafter.

(1) Revenues from direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using the interest method. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Revenues from installment loans

Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

(3) Non-accrual policy

In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual loans and lease receivables to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

Gains on investment securities and dividends—Gains on investment securities are recorded on a trade date basis. Dividends are recorded when right to receive dividends is established.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation, which was ¥542,868 million and ¥551,186 million as of March 31, 2016 and September 30, 2016, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.

Estimates of residual values are based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment.

Sales of goods and real estate—

(1) Sales of goods

The Company and its subsidiaries sell to their customers various types of goods, including precious metals and jewels, and aftermarket parts and accessories for vehicles. Revenues from such sales of goods are recognized when persuasive evidence of an arrangement exists, delivery has occurred, and collectability is reasonably assured. Delivery is considered to have occurred when the customer has taken title to the goods and assumed the risks and rewards of ownership. Revenues are recognized net of estimated sales returns and incentives.

(2) Real estate sales

Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

Services income—Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered to the customer, the transaction price is fixed or determinable and collectability is reasonably assured. The policies applied to asset management, servicing and automobile maintenance services are described hereinafter.

(1) Revenues from asset management and servicing

The Company and its subsidiaries provide to our customers investment management services for investments in financial assets, and asset management as well as maintenance and administrative services for investments in real estate properties. The Company and its subsidiaries also perform servicing on behalf of our customers. The Company and its subsidiaries receive fees for those services from our customers.

Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized when transactions occur or services are rendered and the amounts are fixed or determinable and collectability of which is reasonably assured. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contracts. Certain subsidiaries recognize revenues from performance fees when earned based on the performance of the asset under management while other subsidiaries recognize revenues from performance fees on an accrual basis over the period in which services are performed. Performance fees are calculated based on the predetermined percentages on the performance of the assets under management in accordance with the contracts.

(2) Revenues from automobile maintenance services

The Company and its subsidiaries provide automobile maintenance services to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company and its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are recognized over the contract period in proportion to the estimated service costs to be incurred.

(e) Insurance and reinsurance transactions

Premium income from life insurance policies, net of premiums on reinsurance ceded, is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities and policy account balances for future policy benefits are measured using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. For policies other than individual annuity insurance contracts, computation of policy liabilities necessarily includes assumptions about mortality, morbidity, lapse rates, future yields on related investments and other factors applicable at the time the policies are written. A certain subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

The insurance contracts sold by the subsidiary consist of variable annuity, variable life and fixed annuity insurance contracts. The subsidiary manages investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investments in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts in accordance with ASC 825 (“Financial Instruments”) with changes in the fair value recognized in life insurance costs.

The subsidiary provides minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. To mitigate the risk, a portion of the minimum guarantee risk related to variable annuity and variable life insurance contracts is ceded to reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts (See Note 18 “Derivative financial instruments and hedging”). The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary. Certain subsidiaries have elected the fair value option under ASC 825 (“Financial Instruments”) for certain reinsurance contracts relating to variable annuity and variable life insurance contracts, which is included in other assets in the consolidated balance sheets.

Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate and fair value adjustments relating to the acquisition of a subsidiary, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions, except for recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is appropriate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provision charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and value of underlying collateral and guarantees. Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on direct financing leases and probable loan losses considering the prior charge-off experience and current economic conditions.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral.

(g) Impairment of long-lived assets

The Company and its subsidiaries have followed ASC 360 (“Property, Plant, and Equipment”). Under ASC 360, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office buildings, condominiums, golf courses and other properties under facility operations, are tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes, except investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option under ASC 825 (“Financial Instruments”).

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the Company’s share, except investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option under ASC 825 (“Financial Instruments”).

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on the issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within six months.

For debt securities, where the fair value is less than the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met. When the Company and its subsidiaries deem a debt security to be other-than-temporarily impaired, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value of the debt securities in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. However, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

For other securities, when the Company and its subsidiaries determine the decline in value is other than temporary, the Company and its subsidiaries reduce the carrying value of the security to the fair value and charge against income losses related to these other securities.

(i) Income taxes

The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates for the six months ended September 30, 2015 and 2016 were 33.0% and 33.0%, respectively. These rates are 34.3% and 33.0% for the three months ended September 30, 2015 and 2016 respectively. For the six months ended September 30, 2015, the Company and its subsidiaries in Japan were subject to a National Corporate tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 6%, which in the aggregate result in a statutory income tax rate of approximately 33.5%. For the six months ended September 30, 2016, as a result of the tax reforms as discussed in the following paragraph, the Company and its subsidiaries in Japan were subject to a National Corporate tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.7%. The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses for tax purposes, non-taxable income for tax purposes, changes in valuation allowance, the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary.

On March 29, 2016, the 2016 tax reform bill was passed by the National Diet of Japan. From fiscal years beginning on April 1, 2016, the national corporate tax rate and local business tax rate were reduced and the local corporate tax rate was increased. The net effect of those changes was a reduction in the combined statutory income tax rate for the fiscal year beginning on April 1, 2016 from approximately 32.9% to approximately 31.7%, and a further reduction in the combined statutory income tax rate for fiscal year beginning on April 1, 2017 to approximately 31.5%. For the fiscal years beginning on or after April 1, 2018, the combined statutory income tax rate was further reduced to approximately 31.3%. In addition, tax loss carryforward rules were amended, and the deductible amount of tax losses carried forward for the fiscal year beginning on April 1, 2016 is reduced to 60% of taxable income for the year, compared to 65% pursuant to the 2015 tax reform. From the fiscal year beginning on April 1, 2017, the deductible limit of tax losses carried forward will be increased to 55% of taxable income for the year, while the tax loss carryforward period will be reduced from ten years to nine years. From the fiscal years beginning on or after April 1, 2018, the deductible limit of tax losses carried forward will remain at 50% of taxable income for the year and the tax loss carryforward period will remain at 10 years, consistent with the 2015 tax reform.

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit as either a reduction of a deferred tax asset, a reduction of an amount refundable or a liability, based on the intended method of settlement. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the condensed consolidated statements of income.

The Company and certain subsidiaries have elected to file a consolidated tax return for National Corporation tax purposes.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized are sold to trusts or SPEs that issue asset-backed beneficial interests and securities to the investors.

In accordance with ASC 860 (“Transfers and Servicing”) and ASC 810 (“Consolidation”), trusts or SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the trusts or SPEs, and the transfers of the financial assets to those consolidated trusts and SPEs are not accounted for as sales. Assets held by consolidated trusts or consolidated SPEs continue to be accounted for as lease receivables or loan receivables, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

A certain subsidiary originates and sells loans into the secondary market, while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(k) Derivative financial instruments

The Company and its subsidiaries apply ASC 815 (“Derivatives and Hedging”), and all derivatives held by the Company and its subsidiaries are recognized on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within other comprehensive income (loss).

Changes in the fair value of derivatives that are held for trading purposes or held for the purpose of economic hedges, and the ineffective portion of changes in fair value of derivatives that qualify as a hedge, are recorded in earnings.

For all hedging relationships that are designated and qualify as hedging, at inception the Company and its subsidiaries formally document the details of the hedging relationship and the hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. The Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”), and the costs of pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries apply ASC 718 (“Compensation—Stock Compensation”). ASC 718 requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and the Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code became unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of September 30, 2016 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. Stock splits on May 19, 2000 were excluded from the above amounts because the stock splits were not considered to be stock dividends under U.S. GAAP.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of trust accounts under securitization programs and real estate, deposits related to servicing agreements, deposits collected on the underlying assets and applied to non-recourse loans and others.

(q) Installment loans

Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or fair value determined on an individual basis, except loans held for sale for which the fair value option under ASC 825 (“Financial Instruments”) was elected. A subsidiary elected the fair value option under ASC 825 on its loans held for sale originated on or after October 1, 2011. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2016 and September 30, 2016 were ¥21,867 million and ¥28,773 million, respectively. There were ¥20,673 million and ¥23,188 million of loans held for sale as of March 31, 2016 and September 30, 2016, respectively, measured at fair value by electing the fair value option.

(r) Property under facility operations

Property under facility operations consist primarily of operating facilities (including golf courses, hotels and training facilities and senior housings) and environmental assets (including mega solar), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥67,055 million and ¥74,061 million as of March 31, 2016 and September 30, 2016, respectively.

(s) Trade notes, accounts and other receivable

Trade notes, accounts and other receivable primarily include accounts receivables in relation to sales of assets to be leased, inventories and other assets and payment made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts.

(t) Inventories

Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandises for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the first-in first-out (FIFO) method. As of March 31, 2016 and September 30, 2016, residential condominiums under development were ¥81,859 million and ¥88,051 million, respectively, and completed residential condominiums and merchandises for sale were ¥58,091 million and ¥61,744 million, respectively.

The company and its subsidiaries recorded ¥29 million and ¥636 million of write-downs principally on residential condominiums and merchandise for sale for the six months ended September 30, 2015 and 2016, respectively, primarily resulting from a decrease in expected sales price. The amounts of such write-downs for the three months ended September 30, 2015 and 2016 were ¥27 million and ¥587 million respectively. These write-downs were principally recorded in costs of goods and real estate sold and included in the Corporate Financial Services segment and the Investment and Operation segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥45,310 million and ¥47,099 million as of March 31, 2016 and September 30, 2016, respectively.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), reinsurance recoverables in relation to reinsurance contracts (see (e)), deferred insurance policy acquisition costs which are amortized over the contract periods (see (e)), leasehold deposits, advance payments made in relation to purchases of assets to be leased and construction of real estate for operating lease, prepaid benefit cost, derivative assets and deferred tax assets.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed ASC 805 (“Business Combinations”) and ASC 350 (“Intangibles”).

ASC 805 requires that all business combinations be accounted for using the acquisition method. It also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

ASC 350 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. The Company and its subsidiaries test for impairment of goodwill and any intangible assets that have indefinite useful lives at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. If, after assessing the totality of events or circumstances, the Company and/or subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the two-step impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries proceed to perform the first step of the two-step impairment test. The first step of goodwill impairment test, used to identify potential impairment, calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, the second step of the goodwill impairment test is performed to measure the amount of impairment loss. The second step of the goodwill impairment test compares implied fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the first step of the two-step impairment test for other goodwill.

The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets.

Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with ASC 360 (“Property, Plant, and Equipment”).

The amount of goodwill was ¥332,153 million and ¥319,724 million as of March 31, 2016 and September 30, 2016, respectively.

The amount of other intangible assets was ¥386,334 million and ¥363,577 million as of March 31, 2016 and September 30, 2016, respectively.

(x) Trade notes, accounts and other payable

Trade notes, accounts and other payable include primarily accounts payable in relation to purchase of assets to be leased, merchandise for sale and other assets, accounts payable in relation to construction work of residential condominiums and deposits received mainly for withholding income tax.

(y) Other Liabilities

Other liabilities include primarily interest, bonus accrued expense and accrued benefit liability, advances received from lessees in relation to lease contracts, deposit received from real estate transaction and derivative liabilities.

(z) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs related to specific long-term development projects.

(aa) Advertising

The costs of advertising are expensed as incurred.

(ab) Earnings per share

Basic earnings per share is computed by dividing net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period and diluted earnings per share, which reflects the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock.

(ac) Additional acquisition and partial sale of the parent’s ownership interest in subsidiaries

Additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of that subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

(ad) Redeemable noncontrolling interests

Noncontrolling interests in a certain subsidiary are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liabilities and equity on the consolidated balance sheets at its estimated redemption value in accordance with provisions including EITF Topic No. D-98 (ASC 480-10-s99-3A) (“Classification and Measurement of Redeemable Securities”).

(ae) Issuance of stock by an affiliate

When an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

(af) New accounting pronouncements

In May 2014, Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)) was issued. The core principle of this Update is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply a five-step model to determine when to recognize revenue, and in what amount. The five steps to apply the model are:

•	Identify the contract(s) with a customer

•	Identify the performance obligations in the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations in the contract

•	Recognize revenue when (or as) the entity satisfies a performance obligation

This Update requires an entity to disclose more information about contracts with customers than under the current disclosure requirements.

In April 2016, Accounting Standards Update 2016-10 (“Identifying Performance Obligations and Licensing”—ASC 606 (“Revenue from Contracts with Customers”)) was issued as an amendment of the new revenue standard. This Update adds further guidance on identifying performance obligations and also improves the operability and understandability of the licensing implementation guidance. The amendments do not change the core principle of the guidance in ASC 606.

In May 2016, Accounting Standards Update 2016-12 (“Narrow-Scope Improvements and Practical Expedients”—ASC 606 (“Revenue from Contracts with Customers”)) was issued as an amendment of the new revenue standard. This Update (1) clarifies the objective of the collectibility criterion for applying paragraph 606-10-25-7; (2) permits an entity to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price; (3) specifies that the measurement date for non-cash consideration is contract inception; (4) provides a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations; (5) clarifies that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP before the date of initial application, and (6) clarifies that an entity that retrospectively applies ASC 606 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption.

These Updates are effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2017. Early adoption is permitted only for the fiscal year beginning after December 15, 2016, and interim periods within the fiscal year. An entity should apply the amendments in these Updates using either a retrospective method or a cumulative-effect method. The entity may elect some optional practical expedients when applying these Updates. The entity using the cumulative-effect method would recognize the cumulative effect of initially applying these Updates as an adjustment to the opening balance of retained earnings or net assets at the date of initial application. The Company and its subsidiaries are currently evaluating the effect that the adoption of these Updates will have on the Company and its subsidiaries’ results of operations or financial position.

In June 2014, Accounting Standards Update 2014-12 (“Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”—ASC 718 (“Compensation—Stock Compensation”)) was issued. This Update requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The Company and its subsidiaries adopted this Update on April 1, 2016. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2014, Accounting Standards Update 2014-13 (“Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity”—ASC 810 (“Consolidation”)) was issued. This Update permits the parent of the consolidated collateralized financing entity (“CFE”) within the scope of this Update to measure the CFE’s financial assets and liabilities based on either the fair value of the financial assets or financial liabilities, whichever has the more observable inputs. The Company and its subsidiaries adopted this Update on April 1, 2016. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2014, Accounting Standards Update 2014-15 (“Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”—ASC 205-40 (“Presentation of Financial Statements—Going Concern”)) was issued. This Update requires an entity to perform a going concern assessment by evaluating their ability to meet obligations for a look-forward period of one year from the financial statement issuance date (or date the financial statements are available to be issued). Disclosures are required if it is probable an entity will be unable to meet its obligations within the look-forward period. Incremental substantial doubt disclosure is required if the probability is not mitigated by management’s plans. This Update is effective for the first fiscal year ending after December 15, 2016 and fiscal years and interim periods thereafter. Early adoption is permitted. The Update only relates to certain disclosure requirements and the adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

In November 2014, Accounting Standards Update 2014-16 (“Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity”—ASC 815 (“Derivatives and Hedging”)) was issued. This Update requires an issuer or an investor of hybrid financial instruments issued in the form of a share to determine whether the nature of the host contract is more akin to debt or to equity by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. The Company and its subsidiaries adopted this Update on April 1, 2016. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In January 2015, Accounting Standards Update 2015-01 (“Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”—ASC 225-20 (“Income Statement—Extraordinary and Unusual Items”)) was issued. This Update eliminates the concept of extraordinary items from U.S. GAAP, but does not change the current presentation and disclosure requirements for material events or transactions that are unusual in nature or infrequent in occurrence. The Company and its subsidiaries adopted this Update on April 1, 2016. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In February 2015, Accounting Standards Update 2015-02 (“Amendments to the Consolidation Analysis”—ASC 810 (“Consolidation”)) was issued. This Update requires an entity to change the way to evaluate whether reporting entities should consolidate limited partnerships and similar legal entities, fees paid to a decision maker or service provider are variable interest in a VIE, and variable interests in a VIE held by related parties of the reporting entity require the reporting entity to consolidate the VIE. Additionally, the amendments in this Update rescind the indefinite deferral of FASB Statement No.167 (“Amendments to FASB Interpretation No.46(R)”), included in Accounting Standards Update 2010-10 (ASC 810 (“Consolidation”)) for certain investment companies and similar entities. The Company and its subsidiaries adopted this Update on April 1, 2016. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position. See Note 8 “Variable Interest Entities” where the required disclosure has been provided.

In April 2015, Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) was issued. This Update requires that debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, similar to the presentation of debt discounts or premiums. The Company and its subsidiaries adopted this Update retrospectively to prior period financial statements on April 1, 2016. The effect of the retrospective adoption on the financial position as of March 31, 2016 was a decrease of approximately ¥3,988 million in other assets and a decrease of approximately ¥3,988 million in long-term debt in the condensed consolidated balance sheets.

In July 2015, Accounting Standards Update 2015-11 (“Simplifying the Measurement of Inventory”—ASC 330 (“Inventory”)) was issued. This Update applies to all inventory except for which is measured using last-in, first-out (LIFO) or the retail inventory method, and requires an entity to measure inventory at the lower of cost and net realizable value. Additionally, this Update defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2016. The amendments in this Update should be applied on a prospective basis. Early adoption is permitted. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In September 2015, Accounting Standards Update 2015-16 (“Simplifying the Accounting for Measurement—Period Adjustments”—ASC 805 (“Business Combinations”)) was issued. This Update requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The Company and its subsidiaries adopted this Update on April 1, 2016. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In January 2016, Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) was issued. This Update revises accounting related to the classification and measurement of equity investments. This Update also revises the presentation of certain fair value changes for financial liabilities measured at fair value. Additionally, this Update amends certain disclosure requirements associated with the fair value of financial instruments. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early application to financial statements of fiscal years or interim periods that have not yet been issued is permitted as of the beginning of the fiscal year of adoption. The amendments in this Update should be applied by means of cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Company and its subsidiaries are currently evaluating the effect that adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In February 2016, Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) was issued. This Update requires a lessee to recognize most leases on-balance sheet. Lessor accounting remains substantially similar to current U.S. GAAP but with some important changes. This Update is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted. The amendments in this Update should be applied at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply. The Company and its subsidiaries are currently evaluating the effect that adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In March 2016, Accounting Standards Update 2016-07 (“Simplifying the Transition to the Equity Method Accounting”—ASC 323 (“Investments—Equity Method and Joint Ventures”)) was issued. This Update eliminates the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. This Update also requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and requires that an entity that has an available-for sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. This Update is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The amendments in this Update should be applied prospectively. Early application is permitted. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.

In June 2016, Accounting Standards Update 2016-13 (“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This Update significantly changes how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of this Update. This Update also makes targeted amendments to the current impairment model for available-for-sale debt securities. This Update is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments in this Update should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted for fiscal year beginning after December 15, 2018, including interim periods within the fiscal year. The Company and its subsidiaries are currently evaluating the effect that adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In August 2016, Accounting Standards Update 2016-15 (“Classification of Certain Cash Receipts and Cash Payments”—ASC 230 (“Statement of Cash Flows”) was issued. This Update amends ASC 230 to add or clarify guidance on the classification of certain cash receipts and cash payments in the statement of cash flows. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. This Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ Statement of Cash Flows.

In October 2016, Accounting Standards Update 2016-16 (“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”) was issued. This Update eliminates the exception to defer the income tax consequences of intra-entity transfers of assets other than inventory until the assets are ultimately sold to an outside party and requires the recognition of the current and deferred tax consequences when those transfers occur. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. This Update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In October 2016, Accounting Standards Update 2016-17 (“Interests Held through Related Parties That Are under Common Control”—ASC 810 (“Consolidation”) was issued. This Update amends the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. This Update is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company and its subsidiaries have already adopted the amendments in Accounting Standards Update 2015-02 and accordingly would be required to apply the amendments in this Update retrospectively to all relevant prior periods beginning with the fiscal year in which the amendments in that Update 2015-02 initially were applied. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

3.	Fair Value Measurements

The Company and its subsidiaries adopted ASC 820 (“Fair Value Measurement”). This Codification Section defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Codification Section classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

Level 1:	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3:	Unobservable inputs for the assets or liabilities.

This Codification Section differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading securities, available-for-sale securities, certain investment funds, derivatives, certain reinsurance recoverables, certain contingent consideration, and variable annuity and variable life insurance contracts at fair value on a recurring basis.

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 and September 30, 2016:

March 31, 2016

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥20,673	¥0	¥20,673	¥0
Trading securities	725,821	37,592	688,229	0
Available-for-sale securities	1,347,890	99,347	1,149,021	99,522
Japanese and foreign government bond securities	497,355	988	496,367	0
Japanese prefectural and foreign municipal bond securities*2	169,534	0	169,534	0
Corporate debt securities	410,779	0	410,774	5
Specified bonds issued by SPEs in Japan	3,461	0	0	3,461
CMBS and RMBS in the Americas	97,186	0	58,693	38,493
Other asset- backed securities and debt securities	58,230	0	667	57,563
Equity securities*3	111,345	98,359	12,986	0
Other securities	17,751	0	0	17,751
Investment funds*4	17,751	0	0	17,751
Derivative assets	33,747	48	25,491	8,208
Interest rate swap agreements	93	0	93	0
Options held/written and other	8,789	0	581	8,208
Futures, foreign exchange contracts	18,294	48	18,246	0
Foreign currency swap agreements	6,571	0	6,571	0
Netting*5	(5,757)	0	0	0
Net derivative assets	27,990	0	0	0
Other assets	37,855	0	0	37,855
Reinsurance recoverables*6	37,855	0	0	37,855

Total	¥2,183,737	¥136,987	¥1,883,414	¥163,336

Liabilities:
Derivative liabilities	¥19,870	¥533	¥19,337	¥0
Interest rate swap agreements	5,921	0	5,921	0
Options held/written and other	3,637	0	3,637	0
Futures, foreign exchange contracts	6,655	533	6,122	0
Foreign currency swap agreements	3,601	0	3,601	0
Credit derivatives held	56	0	56	0
Netting*5	(5,757)	0	0	0
Net derivative Liabilities	14,113	0	0	0
Policy Liabilities and Policy Account Balances	795,001	0	0	795,001
Variable annuity and variable life insurance contracts*7	795,001	0	0	795,001

Total	¥814,871	¥533	¥19,337	¥795,001

September 30, 2016

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥23,188	¥0	¥23,188	¥0
Trading securities	644,463	36,400	608,063	0
Available-for-sale securities	1,139,742	80,605	953,450	105,687
Japanese and foreign government bond securities	391,281	922	390,359	0
Japanese prefectural and foreign municipal bond securities*2	133,557	0	133,557	0
Corporate debt securities	392,947	0	391,440	1,507
Specified bonds issued by SPEs in Japan	1,261	0	0	1,261
CMBS and RMBS in the Americas	79,718	0	30,930	48,788
Other asset- backed securities and debt securities	60,182	0	6,051	54,131
Equity securities*3	80,796	79,683	1,113	0
Other securities	15,321	0	0	15,321
Investment funds*4	15,321	0	0	15,321
Derivative assets	39,705	578	29,254	9,873
Interest rate swap agreements	50	0	50	0
Options held/written and other	10,331	0	458	9,873
Futures, foreign exchange contracts	23,190	578	22,612	0
Foreign currency swap agreements	6,134	0	6,134	0
Netting*5	(3,191)	0	0	0
Net derivative assets	36,514	0	0	0
Other assets	37,554	0	0	37,554
Reinsurance recoverables*6	37,554	0	0	37,554

Total	¥1,899,973	¥117,583	¥1,613,955	¥168,435

Liabilities:
Derivative liabilities	¥16,837	¥177	¥16,660	¥0
Interest rate swap agreements	7,307	0	7,307	0
Options held/written and other	4,791	0	4,791	0
Futures, foreign exchange contracts	2,116	177	1,939	0
Foreign currency swap agreements	2,543	0	2,543	0
Credit derivatives held	80	0	80	0
Netting*5	(3,191)	0	0	0
Net derivative Liabilities	13,646	0	0	0
Policy Liabilities and Policy Account Balances	715,434	0	0	715,434
Variable annuity and variable life insurance contracts*7	715,434	0	0	715,434

Total	¥732,271	¥177	¥16,660	¥715,434

*1

A certain subsidiary elected the fair value option under ASC 825 (“Financial Instrument”) on the loans held for sale originated on or after October 1, 2011. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in “Other (income) and expense, net” in the consolidated statements of income were gains of ¥24 million and ¥681 million from the change in the fair value of the loans for the six months ended September 30, 2015 and 2016, respectively. Included in “Other (income) and expense, net” in the consolidated statements of income were gains of ¥181 million and ¥783 million from the change in the fair value of the loans for the three months ended September 30, 2015 and 2016, respectively. No gains or losses were recognized in earnings during the six months ended September 30, 2015 and 2016 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2016, were ¥19,848 million and ¥20,673 million, respectively, and the amount of aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥825 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of September 30, 2016, were ¥21,772 million and ¥23,188 million, respectively, and the amount of aggregate fair value exceeds the amount of aggregate unpaid principal balance by ¥1,416 million. As of March 31, 2016 and September 30, 2016, there were no loans that are 90 days or more past due, in non-accrual status, or both.

*2

A certain subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) for investments in foreign government bond securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥6 million and ¥13 million from the change in the fair value of those investments for the six months ended September 30, 2015 and 2016, respectively. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a losses of ¥6 million and ¥7 million from the change in the fair value of those investments for the three months ended September 30, 2015 and 2016, respectively. The amounts of aggregate fair value elected the fair value option were ¥988 million and ¥922 million as of March 31, 2016 and September 30, 2016.

*3

A certain subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) for investments in equity securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a loss of ¥316 million and a gain of ¥345 million from the change in the fair value of those investments for the six months ended September 30, 2015 and 2016, respectively. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a loss of ¥302 million and a gain of ¥448 million from the change in the fair value of those investments for the three months ended September 30, 2015 and 2016, respectively. The amounts of aggregate fair value elected the fair value option were ¥16,227 million and ¥15,269 million as of March 31, 2016 and September 30, 2016, respectively.

*4

Certain subsidiaries elected the fair value option under ASC 825 (“Financial Instruments”) for investments in some funds. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a loss of ¥16 million and a gain of ¥615 million from the change in the fair value of those investments for the six months ended September 30, 2015 and 2016. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a loss of ¥7 million and a gain of ¥289 million from the change in the fair value of those investments for the three months ended September 30, 2015 and 2016. The amounts of aggregate fair value were ¥10,152 million and ¥8,275 million as of March 31, 2016 and September 30, 2016, respectively.

*5	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*6

Certain subsidiaries elected the fair value option under ASC 825 (“Financial Instruments”) for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets was ¥37,855 million and ¥37,554 million as of March 31, 2016 and September 30, 2016, respectively. For the effect of changes in the fair value of those reinsurance recoverables on earnings during the six and three months ended September 30, 2015 and 2016, see Note 15 “Life Insurance Operations.”

*7

A certain subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) for the entire variable annuity and variable life insurance contracts held in order to match the earnings recognized for the changes in fair value of policy liabilities and policy account balances with earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in fair value of reinsurance contracts. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥795,001 million and ¥715,434 million as of March 31, 2016 and September 30, 2016, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings during the six and three months ended September 30, 2015 and 2016, see Note 15 “Life Insurance Operations.”

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the quarter during which the transfers occur. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or total earnings. For the six months ended September 30, 2015 and 2016, there were no transfers between Level 1 and Level 2.

The following table presents the reconciliation for financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2015 and 2016:

Six months ended September 30, 2015

	Millions of yen
	Balance at April 1, 2015	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net) *5	Balance at September 30, 2015	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2015 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥97,051	¥411	¥(1,636)	¥(1,225)	¥22,187	¥(11,961)	¥(12,050)	¥(869)	¥93,133	¥(748)
Corporate debt securities	0	1	0	1	5	(1)	0	0	5	0
Specified bonds issued by SPEs in Japan	7,280	2	21	23	0	0	(1,410)	0	5,893	42
CMBS and RMBS in the Americas	22,658	61	(277)	(216)	10,810	(1,901)	(2,818)	0	28,533	(778)
Other asset- backed securities and debt securities	66,252	347	(1,388)	(1,041)	11,372	(10,059)	(7,822)	0	58,702	(12)
Equity securities	861	0	8	8	0	0	0	(869)	0	0
Other securities	8,723	(225)	(31)	(256)	2,010	(460)	0	0	10,017	(208)
Investment funds	8,723	(225)	(31)	(256)	2,010	(460)	0	0	10,017	(208)
Derivative assets and liabilities (net)	11,870	(3,961)	0	(3,961)	3,055	0	(3,564)	0	7,400	(3,961)
Options held/written and other	11,870	(3,961)	0	(3,961)	3,055	0	(3,564)	0	7,400	(3,961)
Other asset	36,038	1,127	0	1,127	5,834	0	(174)	0	42,825	1,127
Reinsurance recoverables *6	36,038	1,127	0	1,127	5,834	0	(174)	0	42,825	1,127
Accounts payable	5,533	1,794	0	1,794	0	0	0	0	3,739	1,794
Contingent consideration	5,533	1,794	0	1,794	0	0	0	0	3,739	1,794
Policy Liabilities and Policy Account Balances	1,254,483	39,582	0	39,582	0	0	(279,992)	0	934,909	39,582
Variable annuity and variable life insurance contracts *7	1,254,483	39,582	0	39,582	0	0	(279,992)	0	934,909	39,582

Six months ended September 30, 2016

	Millions of yen
	Balance at April 1, 2016	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net) *5	Balance at September 30, 2016	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2016 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥99,522	¥223	¥(3,320)	¥(3,097)	¥21,082	¥(1,666)	¥(10,154)	¥0	¥105,687	¥59
Corporate debt securities	5	0	2	2	1,500	0	0	0	1,507	0
Specified bonds issued by SPEs in Japan	3,461	1	(18)	(17)	0	(1,200)	(983)	0	1,261	1
CMBS and RMBS in the Americas	38,493	178	(3,990)	(3,812)	16,913	(466)	(2,340)	0	48,788	14
Other asset- backed securities and debt securities	57,563	44	686	730	2,669	0	(6,831)	0	54,131	44
Other securities	17,751	851	(1,876)	(1,025)	288	(1,693)	0	0	15,321	839
Investment funds	17,751	851	(1,876)	(1,025)	288	(1,693)	0	0	15,321	839
Derivative assets and liabilities (net)	8,208	133	0	133	2,493	0	(961)	0	9,873	133
Options held/written and other	8,208	133	0	133	2,493	0	(961)	0	9,873	133
Other asset	37,855	(4,270)	0	(4,270)	4,453	0	(484)	0	37,554	(4,271)
Reinsurance recoverables *6	37,855	(4,270)	0	(4,270)	4,453	0	(484)	0	37,554	(4,271)
Policy Liabilities and Policy Account Balances	795,001	16,545	0	16,545	0	0	(63,022)	0	715,434	16,545
Variable annuity and variable life insurance contracts *7	795,001	16,545	0	16,545	0	0	(63,022)	0	715,434	16,545

*1

Principally, gains and losses from available-for-sale securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; other securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” and gains and losses from accounts payable are included in “Other (income) and expense, net” respectively. Also, for available-for-sale securities, amortization of interest recognized in finance revenues is included in these columns.

*2

Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments.”

*3	Increases resulting from insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.
*6

“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*7

“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

In the six months ended September 30, 2015, equity securities totaling ¥869 million were transferred from Level 3 to Level 2, since the inputs became observable. There were no transfers in or out of Level 3 in the six months ended September 30, 2016.

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the quarter during which the transfers occur. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or total earnings. For the three months ended September 30, 2015 and 2016, there were no transfers between Level 1 and Level 2.

The following table presents the reconciliation for financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended September 30, 2015 and 2016:

Three months ended September 30, 2015

	Millions of yen
	Balance at June 30, 2015	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net) *5	Balance at September 30, 2015	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2015 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥96,025	¥329	¥(3,166)	¥(2,837)	¥10,013	¥(6,379)	¥(3,689)	¥0	¥93,133	¥(733)
Corporate debt securities	0	1	0	1	5	(1)	0	0	5	0
Specified bonds issued by SPEs in Japan	5,947	1	(2)	(1)	0	0	(53)	0	5,893	41
CMBS and RMBS in the Americas	24,772	(7)	(548)	(555)	5,923	0	(1,607)	0	28,533	(749)
Other asset- backed securities and debt securities	65,306	334	(2,616)	(2,282)	4,085	(6,378)	(2,029)	0	58,702	(25)
Other securities	9,208	(213)	(203)	(416)	1,523	(298)	0	0	10,017	(196)
Investment funds	9,208	(213)	(203)	(416)	1,523	(298)	0	0	10,017	(196)
Derivative assets and liabilities (net)	7,242	(803)	0	(803)	1,938	0	(977)	0	7,400	(803)
Options held/written and other	7,242	(803)	0	(803)	1,938	0	(977)	0	7,400	(803)
Other asset	33,221	6,902	0	6,902	2,781	0	(79)	0	42,825	6,902
Reinsurance recoverables *6	33,221	6,902	0	6,902	2,781	0	(79)	0	42,825	6,902
Accounts payable	2,989	(750)	0	(750)	0	0	0	0	3,739	(750)
Contingent consideration	2,989	(750)	0	(750)	0	0	0	0	3,739	(750)
Policy Liabilities and Policy Account Balances	1,101,566	41,236	0	41,236	0	0	(125,421)	0	934,909	41,236
Variable annuity and variable life insurance contracts *7	1,101,566	41,236	0	41,236	0	0	(125,421)	0	934,909	41,236

Three months ended September 30, 2016

	Millions of yen
	Balance at June 30, 2016	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net) *5	Balance at September 30, 2016	Change in unrealized gains or losses included in earnings for assets and liabilities still held at September 30, 2016 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥96,760	¥36	¥2,518	¥2,554	¥11,700	¥0	¥(5,327)	¥0	¥105,687	¥43
Corporate debt securities	505	0	2	2	1,000	0	0	0	1,507	0
Specified bonds issued by SPEs in Japan	2,178	0	(11)	(11)	0	0	(906)	0	1,261	1
CMBS and RMBS in the Americas	41,537	19	(304)	(285)	9,523	0	(1,987)	0	48,788	18
Other asset- backed securities and debt securities	52,540	17	2,831	2,848	1,177	0	(2,434)	0	54,131	24
Other securities	16,296	523	(338)	185	209	(1,369)	0	0	15,321	511
Investment funds	16,296	523	(338)	185	209	(1,369)	0	0	15,321	511
Derivative assets and liabilities (net)	9,687	(458)	0	(458)	848	0	(204)	0	9,873	(458)
Options held/written and other	9,687	(458)	0	(458)	848	0	(204)	0	9,873	(458)
Other asset	45,217	(9,633)	0	(9,633)	2,135	0	(165)	0	37,554	(9,634)
Reinsurance recoverables *6	45,217	(9,633)	0	(9,633)	2,135	0	(165)	0	37,554	(9,634)
Policy Liabilities and Policy Account Balances	750,915	1,908	0	1,908	0	0	(33,573)	0	715,434	1,908
Variable annuity and variable life insurance contracts *7	750,915	1,908	0	1,908	0	0	(33,573)	0	715,434	1,908

*1

Principally, gains and losses from available-for-sale securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; other securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” and gains and losses from accounts payable are included in “Other (income) and expense, net” respectively. Also, for available-for-sale securities, amortization of interest recognized in finance revenues is included in these columns.

*2

Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments.”

*3	Increases resulting from insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.
*6

“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*7

“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

There were no transfers in or out of Level 3 in the three months ended September 30, 2015 and three months ended September 30, 2016.

The following table presents recorded amounts of assets measured at fair value on a nonrecurring basis as of March 31, 2016 and September 30, 2016. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:

March 31, 2016

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥17,511	¥0	¥0	¥17,511
Investment in operating leases and property under facility operations	25,681	0	0	25,681

	¥43,192	¥0	¥0	¥43,192

September 30, 2016
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥13,931	¥0	¥0	¥13,931
Investment in operating leases and property under facility operations	5,413	0	0	5,413

	¥19,344	¥0	¥0	¥19,344

The following is a description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

Valuation process

The Company and its subsidiaries determine fair value of Level 3 assets and liabilities by using valuation techniques, such as internally developed models, or using third-party pricing information. Internally developed models include the discounted cash flow methodologies and direct capitalization methodologies. To measure the fair value of the assets and liabilities, the Company and its subsidiaries select the valuation technique which best reflects the nature, characteristics and risks of each asset and liability. The appropriateness of valuation methods and unobservable inputs is verified when measuring fair values of the assets and liabilities by using internally developed models. The Company and its subsidiaries also use third-party pricing information to measure the fair value of certain assets and liabilities. In that case, the Company and its subsidiaries verify the appropriateness of the prices by monitoring available information about the assets and liabilities, such as current conditions of the assets or liabilities, as well as surrounding market information. When these prices are determined to be able to reflect the nature, characteristics and risks of assets and liabilities reasonably, the Company and its subsidiaries use these prices as fair value of the assets and liabilities.

Loans held for sale

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale. The loans held for sale in the Americas are classified as Level 2, because the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820 (“Fair Value Measurement”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries generally obtain a new appraisal once a fiscal year. In addition, the Company and its subsidiaries periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.

Investment in operating leases and property under facility operations and land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified the assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction.

Trading securities, Available-for-sale securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant bench mark indices.

The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 3 if the company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to certain CMBS and RMBS in the Americas and other asset-backed securities, the Company and its subsidiaries judged that there has been increased overall trading activity, and the Company and its subsidiaries classified these securities as Level 2 for those securities that were measured at fair value based on the observable inputs such as trading price and/or bit price. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using Level 3 inputs in order to estimate fair value of these securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities.

The Company and its subsidiaries classified the specified bonds as Level 3 because the Company and its subsidiaries measure their fair value using unobservable inputs. Since the specified bonds are not traded in an open market, no relevant observable market data is available. Accordingly the Company and its subsidiaries use the discounted cash flow methodologies that incorporates significant unobservable inputs to measure their fair value. When evaluating the specified bonds issued by SPEs in Japan, the Company and its subsidiaries estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs in Japan are estimated based on contractual principal and interest repayment schedules on each of the specified bonds issued by the SPEs in Japan. Since the discount rate is not observable for the specified bonds, the Company and its subsidiaries use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as discounted cash flow methodologies) and the seniority of the bonds. Under the model, the Company and its subsidiaries consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium the Company and its subsidiaries estimate under the model. The fair value of the specified bonds issued by SPEs in Japan rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs in Japan declines when the fair value of the collateral real estate declines and the discount rate rises.

Investment funds

Certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as Level 3, because the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market. A certain subsidiary measures its investment held by the investment company which is owned by the subsidiary at fair value.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For nonexchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.

Reinsurance recoverables

Certain subsidiaries of the Company have elected the fair value option for certain reinsurance contracts related to variable annuity and variable life insurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts. These reinsurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiaries measure their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Contingent consideration

The Company will be required to pay certain contingent consideration described in Note 4 “Acquisitions and divestitures” depending on the future performance of a certain asset management business of the acquired subsidiary, and the Company recognizes a liability for the contingent consideration at its estimated fair value. The fair value of the contingent consideration is classified as Level 3 because the Company measures its fair value using a Monte Carlo model based on inputs that are unobservable in the market.

Variable annuity and variable life insurance contracts

A certain subsidiary has elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match earnings recognized for changes in fair value of policy liabilities and policy account balances with the earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and changes in fair value of reinsurance contracts. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. These securities consist mainly of equity securities traded in the market and are categorized as trading securities. In addition, variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, and the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The variable annuity and variable life insurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiary measures the fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Information about Level 3 Fair Value Measurements

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 and September 30, 2016.

	March 31, 2016
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Available-for-sale securities
Corporate debt securities	¥5	Appraisals/Broker quotes	—	—
Specified bonds issued by SPEs in Japan	806	Discounted cash flows	Discount rate	0.9% (0.9%)
	2,655	Appraisals/Broker quotes	—	—

CMBS and RMBS in the Americas	38,493	Discounted cash flows	Discount rate	6.4% – 32.4%
				(18.5%)
			Probability of default	0.0% – 34.0%
				(8.2%)

Other asset-backed securities and debt securities	7,432	Discounted cash flows	Discount rate	1.0% – 32.4%
				(12.7%)
			Probability of default	0.7% – 1.1%
				(0.9%)
	50,131	Appraisals/Broker quotes	—	—

Other securities
Investment funds	10,152	Internal cash flows	Discount rate	10.0% – 40.0%
				(13.6%)
	7,599	Appraisals/Broker quotes	—	—

Derivative assets
Options held/written and other	4,876	Discounted cash flows	Discount rate	10.0% – 15.0%
				(11.7%)
	3,332	Appraisals/Broker quotes	—	—

Other assets
Reinsurance recoverables	37,855	Discounted cash flows	Discount rate	(0.2)% – 0.5%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(0.9%)
			Lapse rate	1.5% – 54.0%
				(15.0%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (99.4%)

Total	¥163,336

Liabilities:
Policy liabilities and Policy Account Balances
Valuable annuity and variable life insurance contracts	¥795,001	Discounted cash flows	Discount rate	(0.2)% – 0.5%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.0%)
			Lapse rate	1.5% – 54.0%
				(14.5%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (85.2%)

Total	¥795,001

	September 30, 2016
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Available-for-sale securities
Corporate debt securities	¥1,502	Discounted cash flows	Discount rate	0.3% – 0.8% (0.6%)
	5	Appraisals/Broker quotes	—	—

Specified bonds issued by SPEs in Japan	1,261	Appraisals/Broker quotes	—	—

CMBS and RMBS in the Americas	45,846	Discounted cash flows	Discount rate	6.4% – 32.4%
				(18.3%)
			Probability of default	0.0% – 29.1%
				(5.1%)
	2,942	Appraisals/Broker quotes	—	—

Other asset-backed securities and debt securities	10,196	Discounted cash flows	Discount rate	1.0% – 51.2%
				(10.7%)
			Probability of default	0.6% – 11.0%
				(0.8%)
	43,935	Appraisals/Broker quotes	—	—

Other securities
Investment funds	8,275	Internal cash flows	Discount rate	0.0% – 40.0%
				(9.0%)
	7,046	Appraisals/Broker quotes	—	—

Derivative assets
Options held/written and other	6,026	Discounted cash flows	Discount rate	10.0% – 15.0%
				(12.0%)
	3,847	Appraisals/Broker quotes	—	—

Other assets
Reinsurance recoverables	37,554	Discounted cash flows	Discount rate	(0.4)% – 0.5%
				(0.0%)
			Mortality rate	0.0% – 100.0%
				(1.0%)
			Lapse rate	1.5% – 54.0%
				(12.6%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(99.4%)

Total	¥168,435

Liabilities:
Policy liabilities and Policy Account Balances
Valuable annuity and variable life insurance contracts	¥715,434	Discounted cash flows	Discount rate	(0.4)% – 0.5%
				(0.0%)
			Mortality rate	0.0% – 100.0%
				(1.0%)
			Lapse rate	1.5% – 54.0%
				(12.5%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(85.0%)

Total	¥715,434

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis as of March 31, 2016 and September 30, 2016.

	March 31, 2016
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥17,511	Discounted cash flows	Discount rate	5.3% –10.9%
				(9.3%)
		Direct capitalization	Capitalization rate	5.9% –17.0%
				(9.9%)
Investment in operating leases and property under facility operations	5,679	Discounted cash flows	Discount rate	5.3% –10.0%
				(5.5%)
	20,002	Appraisals	—	—

	¥43,192

	September 30, 2016
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥13,931	Discounted cash flows	Discount rate	7.9% – 10.9%
				(9.8%)
		Direct capitalization	Capitalization rate	7.0% – 11.0%
				(9.5%)
Investment in operating leases and property under facility operations	203	Direct capitalization	Capitalization rate	8.5% – 10.0%
				(8.7%)
	5,210	Appraisals	—	—

	¥19,344

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.

Certain of these unobservable inputs will have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

For more analysis of the sensitivity of each input, see the description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

4.	Acquisitions and divestitures

(1) Robeco Groep N.V. acquisition

On July 1, 2013, the Company acquired approximately 90.01% of the total voting equity interests of Robeco Groep N.V. (Head office: Rotterdam, the Netherlands, hereinafter, “Robeco”) from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Head office: Utrecht, the Netherlands). As a result, Robeco has become a consolidated subsidiary of the Company. Robeco, a mid-size global asset manager, offers a mix of investment solutions in a broad range of strategies to institutional and private investors worldwide.

In accordance with the share purchase agreement, the Company agreed to pay contingent consideration depending on the future performance of a certain section of asset management business for each of Robeco’s fiscal years until the fiscal year ending in December 2015. The estimated fair value of such contingent consideration was ¥5,176 million, which is included in the total consideration transferred. During the three months ended September 30, 2016, the Company settled ¥2,398 million which had been included in trade notes, accounts and other payable in the Company’s consolidated balance sheets as of March 31, 2016.

(2) Other acquisitions

There were no material acquisitions during the six months ended September 30, 2015 and 2016. The Company recognized a bargain purchase gain of ¥4,287 million associated with one of its acquisitions for the three months ended June 30, 2016. The bargain purchase gain could possibly be adjusted because the purchase price allocation has not been completed yet.

(3) Divestitures

Gains on sales of subsidiaries and affiliates and liquidation losses, net for the six months ended September 30, 2015 and 2016 amounted to ¥56,409 million and ¥32,834 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the six months ended September 30, 2015 mainly consisted of ¥46,492 million in the Overseas Business segment and ¥9,189 million in the Investment and Operating segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the six months ended September 30, 2016 mainly consisted of ¥28,908 million in the Investment and Operating segment, ¥2,352 million in the Overseas Business segment and ¥1,301 million in the Corporate Financial Services Segment.

Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended September 30, 2015 and 2016 amounted to ¥47,191 million and ¥12,346 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended September 30, 2015 mainly consisted of ¥46,506 million in the Overseas Business segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended September 30, 2016 mainly consisted of ¥9,533 million in the Investment and Operating segment, ¥1,239 million in the Overseas Business segment and ¥1,301 million in the Corporate Financial Services Segment.

During the three months ended September 30, 2015, ORIX USA Corporation (hereinafter, “OUC”) ,a wholly owned subsidiary of the Company, sold 14.7% of its shares of Class A common stock of Houlihan Lokey, Inc. (hereinafter, “Houlihan Lokey”), a subsidiary of OUC, through the initial public offering (hereinafter, “IPO”), concurrently allotting its shares to Houlihan Lokey’s management and other employees. OUC retains a 33.0% interest in Houlihan Lokey’s Class B common stock and thus Houlihan Lokey became an equity method investee during the three months ended September 30, 2015. The partial sale of the ownership interest resulted in a gain of ¥10,498 million, and the remeasurement of the retained interest to its fair value due to a loss of control resulted in a gain of ¥29,087 million, both of which were included in earnings as gains on sales of subsidiaries and affiliates and liquidation losses, net during the three months ended September 30, 2015. The fair value of the retained interest was remeasured based on the sale price in the IPO.

(4) Determination of divestitures

During the six months ended September 30, 2016, the Company has determined to sell the automotive supply wholesale business unit of OUC, a consolidated subsidiary of the Company. The sale is expected to be completed during the three months ending December 31, 2016. In the Company’s consolidated balance sheets as of September 30, 2016, the assets or debt of the business are mainly recognized as inventories of ¥11,771 million, other assets of ¥14,179 million and long-term debt of ¥9,106 million. Neither gain nor loss was recognized as the related assets and liabilities are classfied as held for sale. The related assets and liabilities classified as held for sale are included in Overseas Business segment.

5.	Credit Quality of Financing Receivables and the Allowance for Credit Losses

The Company and its subsidiaries apply ASC 310 (“Receivables”), which requires an entity to provide the following information disaggregated by portfolio segment and class of financing receivable.

Allowance for credit losses—by portfolio segment

Credit quality of financing receivables—by class

•	Impaired loans

•	Credit quality indicators

•	Non-accrual and past-due financing receivables

Information about troubled debt restructurings—by class

A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans and direct financing leases. Classes of financing receivables are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk, and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financing receivables. Classes of financing receivables generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

The following table provides information about the allowance for credit losses as of March 31, 2016, for the six and three months ended September 30, 2015 and 2016:

	Six months ended September 30, 2015
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for Credit Losses :
Beginning Balance	¥12,585	¥8,148	¥25,672	¥10,717	¥15,204	¥72,326
Provision (Reversal)	3,280	(244)	(110)	(786)	808	2,948
Charge-offs	(3,781)	(247)	(2,740)	(620)	(1,795)	(9,183)
Recoveries	858	0	275	243	13	1,389
Other *2	67	(5)	(120)	(125)	(487)	(670)

Ending Balance	¥13,009	¥7,652	¥22,977	¥9,429	¥13,743	¥66,810

Individually evaluated for impairment	2,666	7,303	12,683	7,020	0	29,672
Not Individually evaluated for impairment	10,343	349	10,294	2,409	13,743	37,138

Financing receivables :
Ending Balance	¥1,383,285	¥98,547	¥958,500	¥32,831	¥1,174,772	¥3,647,935

Individually evaluated for impairment	13,047	19,628	41,019	12,378	0	86,072
Not Individually evaluated for impairment	1,370,238	78,919	917,481	20,453	1,174,772	3,561,863

	Three months ended September 30, 2015
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for Credit Losses :
Beginning Balance	¥12,651	¥7,969	¥24,386	¥9,720	¥14,716	¥69,442
Provision (Reversal)	1,905	(14)	(5)	(244)	695	2,337
Charge-offs	(2,124)	(145)	(1,267)	(178)	(1,125)	(4,839)
Recoveries	511	0	142	243	1	897
Other *2	66	(158)	(279)	(112)	(544)	(1,027)

Ending Balance	¥13,009	¥7,652	¥22,977	¥9,429	¥13,743	¥66,810

	March 31, 2016
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for Credit Losses :
Ending Balance	¥13,267	¥1,800	¥23,391	¥8,233	¥13,380	¥60,071

Individually evaluated for impairment	2,770	1,323	12,552	5,888	0	22,533
Not Individually evaluated for impairment	10,497	477	10,839	2,345	13,380	37,538

Financing receivables :
Ending Balance	¥1,461,982	¥81,211	¥996,649	¥30,524	¥1,190,136	¥3,760,502

Individually evaluated for impairment	14,101	11,057	37,422	11,013	0	73,593
Not individually evaluated for impairment	1,447,881	70,154	959,227	19,511	1,190,136	3,686,909

	Six months ended September 30, 2016
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for Credit Losses :
Beginning Balance	¥13,267	¥1,800	¥23,391	¥8,233	¥13,380	¥60,071
Provision (Reversal)	5,275	261	1,186	(739)	760	6,743
Charge-offs	(3,326)	(2)	(2,690)	(510)	(1,798)	(8,326)
Recoveries	238	0	145	220	11	614
Other *2	265	(181)	(2,702)	(94)	(602)	(3,314)

Ending Balance	¥15,719	¥1,878	¥19,330	¥7,110	¥11,751	¥55,788

Individually evaluated for impairment	2,927	1,325	10,035	5,123	0	19,410
Not individually evaluated for impairment	12,792	553	9,295	1,987	11,751	36,378

Financing Receivables :
Ending Balance	¥1,540,255	¥74,008	¥973,953	¥26,466	¥1,154,239	¥3,768,921

Individually evaluated for impairment	14,942	5,399	31,578	9,291	0	61,210
Not individually evaluated for impairment	1,525,313	68,609	942,375	17,175	1,154,239	3,707,711

	Three months ended September 30, 2016
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for Credit Losses :
Beginning Balance	¥14,690	¥1,722	¥21,706	¥7,703	¥12,686	¥58,507
Provision (Reversal)	2,639	187	1,236	(423)	410	4,049
Charge-offs	(1,886)	(1)	(2,030)	(186)	(1,295)	(5,398)
Recoveries	79	0	79	17	0	175
Other *2	197	(30)	(1,661)	(1)	(50)	(1,545)

Ending Balance	¥15,719	¥1,878	¥19,330	¥7,110	¥11,751	¥55,788

Note:	Loans held for sale are not included in the table above.
*1

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).

*2	Other mainly includes foreign currency translation adjustments and decrease in allowance related to deconsolidated subsidiaries.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

The Company and its subsidiaries individually develop the allowance for credit losses for impaired loans. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience as segmented by debtor’s industry and the purpose of the loans and develop the allowance for credit losses based on such prior charge-off experience as well as current economic conditions.

In common with all portfolio segments, a deterioration of debtors’ condition may increase the risk of delay in payments of principal and interest. For loans to consumer borrowers, the amount of the allowance for credit losses is changed by the variation of individual debtors’ creditworthiness and value of underlying collateral and guarantees, and the prior charge-off experience. For loans to corporate other borrowers and direct financing leases, the amount of the allowance for credit losses is changed by current economic conditions and trends, the value of underlying collateral and guarantees, and the prior charge-off experience in addition to the debtors’ creditworthiness.

The decline of the value of underlying collateral and guarantees may increase the risk of inability to collect from the loans and direct financing leases. Particularly for non-recourse loans for which cash flow from real estate is the source of repayment, their collection depends on the real estate collateral value, which may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. These risks may change the amount of the allowance for credit losses. For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, these risks may change the amount of the allowance for credit losses.

In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

The following table provides information about the impaired loans as of March 31, 2016 and September 30, 2016:

	March 31, 2016
		Millions of yen
Portfolio segment	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded *1 :		¥14,601	¥14,498	¥0
Consumer borrowers		931	852	0
	Housing loans	931	852	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		13,670	13,646	0
Non-recourse loans	Japan	4,776	4,776	0
	The Americas	0	0	0
Other	Real estate companies	0	0	0
	Entertainment companies	211	211	0
	Other	8,683	8,659	0
Purchased loans		0	0	0
With an allowance recorded *2 :		58,992	57,758	22,533
Consumer borrowers		13,170	12,628	2,770
	Housing loans	3,580	3,058	1,401
	Card loans	4,123	4,113	590
	Other	5,467	5,457	779
Corporate borrowers		34,809	34,117	13,875
Non-recourse loans	Japan	292	292	72
	The Americas	5,989	5,988	1,251
Other	Real estate companies	8,612	8,480	2,140
	Entertainment companies	2,218	2,209	840
	Other	17,698	17,148	9,572
Purchased loans		11,013	11,013	5,888

Total :		¥73,593	¥72,256	¥22,533

Consumer borrowers		14,101	13,480	2,770

	Housing loans	4,511	3,910	1,401

	Card loans	4,123	4,113	590

	Other	5,467	5,457	779

Corporate borrowers		48,479	47,763	13,875

Non-recourse loans	Japan	5,068	5,068	72

	The Americas	5,989	5,988	1,251

Other	Real estate companies	8,612	8,480	2,140

	Entertainment companies	2,429	2,420	840

	Other	26,381	25,807	9,572

Purchased loans		11,013	11,013	5,888

	September 30, 2016
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1 :		¥8,721	¥8,705	¥0
Consumer borrowers		736	724	0
	Housing loans	736	724	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		7,985	7,981	0
Non-recourse loans	Japan	0	0	0
	The Americas	0	0	0
Other	Real estate companies	0	0	0
	Entertainment companies	190	190	0
	Other	7,795	7,791	0
Purchased loans		0	0	0
With an allowance recorded *2 :		52,489	51,362	19,410
Consumer borrowers		14,206	13,277	2,927
	Housing loans	3,377	2,883	1,416
	Card loans	4,106	4,095	614
	Other	6,723	6,299	897
Corporate borrowers		28,992	28,794	11,360
Non-recourse loans	Japan	283	283	58
	The Americas	5,116	5,115	1,267
Other	Real estate companies	7,635	7,566	2,070
	Entertainment companies	1,943	1,934	718
	Other	14,015	13,896	7,247
Purchased loans		9,291	9,291	5,123

Total :		¥61,210	¥60,067	¥19,410

Consumer borrowers		14,942	14,001	2,927

	Housing loans	4,113	3,607	1,416

	Card loans	4,106	4,095	614

	Other	6,723	6,299	897

Corporate borrowers		36,977	36,775	11,360

Non-recourse loans	Japan	283	283	58

	The Americas	5,116	5,115	1,267

Other	Real estate companies	7,635	7,566	2,070

	Entertainment companies	2,133	2,124	718

	Other	21,810	21,687	7,247

Purchased loans		9,291	9,291	5,123

Note:	Loans held for sale are not included in the table above.
*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

The Company and its subsidiaries recognize installment loans other than purchased loans and loans to consumer borrowers as impaired loans when principal or interest is past-due 90 days or more, or it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of the loan agreements due to various debtor conditions, including insolvency filings, suspension of bank transactions, dishonored bills and deterioration of businesses. For non-recourse loans, in addition to these conditions, the Company and its subsidiaries perform an impairment review using financial covenants, acceleration clauses, loan-to-value ratios, and other relevant available information.

For purchased loans, the Company and its subsidiaries recognize them as impaired loans when it is probable that the Company and its subsidiaries will be unable to collect book values of the remaining investment due to factors such as a decline in the real estate collateral value and debtors’ creditworthiness since the acquisition of these loans.

The Company and its subsidiaries consider that loans to consumer borrowers, including housing loans, card loans and other, are impaired when terms of these loans are modified as troubled debt restructurings.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

In common with all classes, impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-recourse loans, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loans as they are collateral-dependent. Further for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. For impaired purchased loans, the Company and its subsidiaries develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for the six and three months ended September 30, 2015 and 2016:

	Six months ended September 30, 2015
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans *	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥12,426	¥130	¥104
	Housing loans	5,217	57	47
	Card loans	3,885	38	29
	Other	3,324	35	28
Corporate borrowers		66,121	544	536
Non-recourse loans	Japan	5,148	5	5
	The Americas	15,509	194	194
Other	Real estate companies	17,375	113	113
	Entertainment companies	4,031	58	58
	Other	24,058	174	166
Purchased loans		13,811	0	0

Total		¥92,358	¥674	¥640

	Six months ended September 30, 2016
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans *	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥14,533	¥143	¥112
	Housing loans	4,345	54	41
	Card loans	4,116	38	30
	Other	6,072	51	41
Corporate borrowers		42,096	353	304
Non-recourse loans	Japan	1,880	4	4
	The Americas	5,543	35	35
Other	Real estate companies	8,085	114	103
	Entertainment companies	2,292	38	38
	Other	24,296	162	124
Purchased loans		10,294	334	334

Total		¥66,923	¥830	¥750

	Three months ended September 30, 2015
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans *	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥12,645	¥70	¥58
	Housing loans	5,148	34	26
	Card loans	3,958	18	16
	Other	3,539	18	16
Corporate borrowers		62,271	267	263
Non-recourse loans	Japan	5,080	3	3
	The Americas	14,890	98	98
Other	Real estate companies	15,510	59	59
	Entertainment companies	3,811	31	31
	Other	22,980	76	72
Purchased loans		13,109	0	0

Total		¥88,025	¥337	¥321

	Three months ended September 30, 2016
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans *	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥14,748	¥65	¥58
	Housing loans	4,262	22	18
	Card loans	4,112	17	16
	Other	6,374	26	24
Corporate borrowers		38,906	194	157
Non-recourse loans	Japan	286	2	2
	The Americas	5,320	13	13
Other	Real estate companies	7,822	65	65
	Entertainment companies	2,224	19	19
	Other	23,254	95	58
Purchased loans		9,935	122	122

Total		¥63,589	¥381	¥337

Note:	Loans held for sale are not included in the table above.
*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

The following table provides information about the credit quality indicators as of March 31, 2016 and September 30, 2016:

	March 31, 2016
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,439,703	¥14,101	¥8,178	¥22,279	¥1,461,982
	Housing loans	1,131,276	4,511	2,267	6,778	1,138,054
	Card loans	255,753	4,123	657	4,780	260,533
	Other	52,674	5,467	5,254	10,721	63,395
Corporate borrowers		1,029,381	48,479	0	48,479	1,077,860
Non-recourse loans	Japan	14,883	5,068	0	5,068	19,951
	The Americas	55,271	5,989	0	5,989	61,260
Other	Real estate companies	261,558	8,612	0	8,612	270,170
	Entertainment companies	98,852	2,429	0	2,429	101,281
	Other	598,817	26,381	0	26,381	625,198
Purchased loans		19,511	11,013	0	11,013	30,524
Direct financing leases		1,177,580	0	12,556	12,556	1,190,136
	Japan	831,207	0	7,918	7,918	839,125
	Overseas	346,373	0	4,638	4,638	351,011

Total		¥3,666,175	¥73,593	¥20,734	¥94,327	¥3,760,502

	September 30, 2016
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,516,858	¥14,942	¥8,455	¥23,397	¥1,540,255
	Housing loans	1,202,541	4,113	2,308	6,421	1,208,962
	Card loans	260,097	4,106	936	5,042	265,139
	Other	54,220	6,723	5,211	11,934	66,154
Corporate borrowers		1,010,984	36,977	0	36,977	1,047,961
Non-recourse loans	Japan	14,261	283	0	283	14,544
	The Americas	54,348	5,116	0	5,116	59,464
Other	Real estate companies	288,039	7,635	0	7,635	295,674
	Entertainment companies	98,621	2,133	0	2,133	100,754
	Other	555,715	21,810	0	21,810	577,525
Purchased loans		17,175	9,291	0	9,291	26,466
Direct financing leases		1,142,507	0	11,732	11,732	1,154,239
	Japan	835,981	0	6,819	6,819	842,800
	Overseas	306,526	0	4,913	4,913	311,439

Total		¥3,687,524	¥61,210	¥20,187	¥81,397	¥3,768,921

Note:	Loans held for sale are not included in the table above.

In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due 90 days or more, financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when considered impaired, while all the other loans are included in the category of performing assets.

Out of non-performing assets, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans, card loans and other, which are not restructured and direct financing leases, as 90 days or more past-due financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2016 and September 30, 2016:

	March 31, 2016
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥5,002	¥11,348	¥16,350	¥1,461,982	¥11,348
	Housing loans	2,283	4,435	6,718	1,138,054	4,435
	Card loans	503	1,103	1,606	260,533	1,103
	Other	2,216	5,810	8,026	63,395	5,810
Corporate borrowers		3,018	18,944	21,962	1,077,860	31,464
Non-recourse loans	Japan	0	4,776	4,776	19,951	4,776
	The Americas	2,370	400	2,770	61,260	5,924
Other	Real estate companies	44	2,727	2,771	270,170	2,727
	Entertainment companies	0	145	145	101,281	145
	Other	604	10,896	11,500	625,198	17,892
Direct financing leases		6,457	12,556	19,013	1,190,136	12,556
	Japan	500	7,918	8,418	839,125	7,918
	Overseas	5,957	4,638	10,595	351,011	4,638

Total		¥14,477	¥42,848	¥57,325	¥3,729,978	¥55,368

	September 30, 2016
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥10,985	¥11,753	¥22,738	¥1,540,255	¥11,753
	Housing loans	1,938	4,298	6,236	1,208,962	4,298
	Card loans	521	1,377	1,898	265,139	1,377
	Other	8,526	6,078	14,604	66,154	6,078
Corporate borrowers		1,057	15,033	16,090	1,047,961	22,048
Non-recourse loans	Japan	0	0	0	14,544	0
	The Americas	298	4,313	4,611	59,464	5,059
Other	Real estate companies	37	2,312	2,349	295,674	2,312
	Entertainment companies	0	142	142	100,754	142
	Other	722	8,266	8,988	577,525	14,535
Direct financing leases		3,927	11,732	15,659	1,154,239	11,732
	Japan	758	6,819	7,577	842,800	6,819
	Overseas	3,169	4,913	8,082	311,439	4,913

Total		¥15,969	¥38,518	¥54,487	¥3,742,455	¥45,533

Note: Loans held for sale and purchased loans are not included in the table above.

In common with all classes, the Company and its subsidiaries consider financing receivables as past-due financing receivables when principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms.

The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

The following table provides information about troubled debt restructurings of financing receivables that occurred during the six and three months ended September 30, 2015 and 2016:

	Six months ended September 30, 2015
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥2,979	¥2,153
	Housing loans	55	11
	Card loans	1,229	929
	Other	1,695	1,213
Corporate borrowers		156	154
Non-recourse loans	The Americas	147	147
Other	Other	9	7

Total		¥3,135	¥2,307

	Six months ended September 30, 2016
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥5,309	¥3,993
	Housing loans	132	113
	Card loans	1,105	908
	Other	4,072	2,972
Corporate borrowers		453	453
Other	Other	453	453

Total		¥5,762	¥4,446

	Three months ended September 30, 2015
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥1,552	¥1,094
	Card loans	603	468
	Other	949	626
Corporate borrowers		9	7
Other	Other	9	7

Total		¥1,561	¥1,101

	Three months ended September 30, 2016
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥2,740	¥2,062
	Housing loans	¥121	¥108
	Card loans	516	418
	Other	2,103	1,536
Corporate borrowers		453	453
Other	Other	453	453

Total		¥3,193	¥2,515

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.

The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of our investment as possible in troubled debt restructurings. For the debtors of non-recourse loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.

In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for a valuation allowance. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional provision for the restructured receivables.

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from September 30, 2015 and for which there was a payment default during the six and three months ended September 30, 2015:

	Six months ended September 30, 2015
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥75
	Card loans	51
	Other	24

Total		¥75

	Three months ended September 30, 2015
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥44
	Card loans	31
	Other	13

Total		¥44

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from September 30, 2016 and for which there was a payment default during the six and three months ended September 30, 2016:

	Six months ended September 30, 2016
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥927
	Card loans	31
	Other	896

Total		¥927

	Three months ended September 30, 2016
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥452
	Card loans	11
	Other	441

Total		¥452

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due 90 days or more in accordance with the modified terms.

In common with all portfolio segments, the Company and its subsidiaries suspend accruing revenues and may recognize additional provision as necessary for the defaulted financing receivables.

As of March 31, 2016 and September 30, 2016, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥601 million and ¥583 million as of March 31, 2016 and September 30, 2016, respectively.

6.	Investment in Securities

Investment in securities as of March 31, 2016 and September 30, 2016 consists of the following:

	Millions of yen
	March 31, 2016	September 30, 2016
Trading securities *	¥725,821	¥644,463
Available-for-sale securities	1,347,890	1,139,742
Held-to-maturity securities	114,858	113,736
Other securities	156,223	151,763

Total	¥2,344,792	¥2,049,704

*

The amount of assets under management of variable annuity and variable life insurance contracts included in trading securities were ¥704,313 million and ¥626,775 million as of March 31, 2016 and September 30, 2016, respectively.

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share. The aggregate carrying amount of other securities accounted for under the cost method totaled ¥27,349 million and ¥23,886 million as of March 31, 2016 and September 30, 2016, respectively. Investments with an aggregate cost of ¥27,125 million and ¥23,873 million, respectively, were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investments.

A certain subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) for investments in foreign government bond securities included in available-for-sale securities, which as of March 31, 2016 and September 30, 2016, were fair valued at ¥988 million and ¥922 million, respectively.

A certain subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) for certain investments in equity securities included in available-for-sale securities to mitigate volatility in the consolidated statements of income caused by the differences in classification of recognized gain or loss that would otherwise exist between the equity securities and the derivatives used to manage the risk of changes in fair value of these equity securities. As of March 31, 2016 and September 30, 2016, these equity securities were fair valued at ¥16,227 million and ¥15,269 million, respectively.

Certain subsidiaries elected the fair value option under ASC 825 (“Financial Instruments”) for certain investments in a trust and investment funds included in other securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2016 and September 30, 2016, the fair values of these investments were ¥10,152 million and ¥8,275 million, respectively.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type as of March 31, 2016 and September 30, 2016 are as follows:

March 31, 2016

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥464,854	¥32,501	¥0	¥497,355
Japanese prefectural and foreign municipal bond securities	165,465	4,106	(37)	169,534
Corporate debt securities	403,349	7,443	(13)	410,779
Specified bonds issued by SPEs in Japan	3,422	39	0	3,461
CMBS and RMBS in the Americas	97,692	1,906	(2,412)	97,186
Other asset-backed securities and debt securities	63,079	1,744	(6,593)	58,230
Equity securities	85,452	33,492	(7,599)	111,345

	1,283,313	81,231	(16,654)	1,347,890

Held-to-maturity:
Japanese government bond securities and other	114,858	30,662	0	145,520

	¥1,398,171	¥111,893	¥(16,654)	¥1,493,410

September 30, 2016
	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥365,171	¥27,276	¥(1,166)	¥391,281
Japanese prefectural and foreign municipal bond securities	129,461	4,134	(38)	133,557
Corporate debt securities	384,542	8,666	(261)	392,947
Specified bonds issued by SPEs in Japan	1,240	21	0	1,261
CMBS and RMBS in the Americas	78,541	2,000	(823)	79,718
Other asset-backed securities and debt securities	59,710	2,628	(2,156)	60,182
Equity securities	59,326	21,738	(268)	80,796

	1,077,991	66,463	(4,712)	1,139,742

Held-to-maturity:
Japanese government bond securities and other	113,736	33,413	0	147,149

	¥1,191,727	¥99,876	¥(4,712)	¥1,286,891

The following tables provide information about available-for-sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss portion as of March 31, 2016 and September 30, 2016, respectively:

March 31, 2016

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese prefectural and foreign municipal bond securities	¥14,821	¥(30)	¥554	¥(7)	¥15,375	¥(37)
Corporate debt securities	32,969	(13)	1,802	0	34,771	(13)
CMBS and RMBS in the Americas	55,226	(2,234)	5,002	(178)	60,228	(2,412)
Other asset-backed securities and debt securities	14,220	(1,857)	18,846	(4,736)	33,066	(6,593)
Equity securities	17,040	(7,550)	594	(49)	17,634	(7,599)

	¥134,276	¥(11,684)	¥26,798	¥(4,970)	¥161,074	¥(16,654)

September 30, 2016

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥44,906	¥(1,166)	¥0	¥0	¥44,906	¥(1,166)
Japanese prefectural and foreign municipal bond securities	10,720	(30)	228	(8)	10,948	(38)
Corporate debt securities	36,375	(261)	0	0	36,375	(261)
CMBS and RMBS in the Americas	22,076	(488)	14,252	(335)	36,328	(823)
Other asset-backed securities and debt securities	3,867	(213)	18,663	(1,943)	22,530	(2,156)
Equity securities	15,175	(254)	109	(14)	15,284	(268)

	¥133,119	¥(2,412)	¥33,252	¥(2,300)	¥166,371	¥(4,712)

The number of investment securities that were in an unrealized loss position as of March 31, 2016 and September 30, 2016 were 259 and 248, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met.

Debt securities with unrealized loss position mainly include CMBS and RMBS in the Americas, and other asset-backed securities.

The unrealized loss associated with CMBS and RMBS in the Americas and other asset-backed securities is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis and no credit impairment was identified. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired as of September 30, 2016.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired as of September 30, 2016.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for the six months ended September 30, 2015 and 2016 are as follows:

	Millions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016
Total other-than-temporary impairment losses	¥3,484	¥6,212
Portion of loss recognized in other comprehensive income (before taxes)	(2)	0

Net impairment losses recognized in earnings	¥3,482	¥6,212

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for the three months ended September 30, 2015 and 2016 are as follows:

	Millions of yen
	Three months ended September 30, 2015	Three months ended September 30, 2016
Total other-than-temporary impairment losses	¥1,535	¥6,207
Portion of loss recognized in other comprehensive income (before taxes)	(2)	0

Net impairment losses recognized in earnings	¥1,533	¥6,207

Total other-than-temporary impairment losses for the six and three months ended September 30, 2015 related to equity securities, debt securities and other securities. Total other-than-temporary impairment losses for the six and three months ended September 30, 2016 related to equity securities and other securities.

During the six months ended September 30, 2015, other-than-temporary impairment losses related to debt securities were recognized mainly on certain other asset-backed securities. Other asset-backed securities have experienced credit losses due to decline in the value of the underlying assets. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes. The credit loss assessment is made by comparing the securities’ amortized cost basis with the portion of the estimated fair value of the underlying assets available to repay the specified bonds, or with the present value of the expected cash flows from the mortgage-backed securities, that were estimated based on a number of assumptions such as seniority of the security.

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings according to ASC 320-10-35-34 (“Investments—Debt and Equity Securities—Recognition of Other-Than-Temporary Impairments”) for the six months ended September 30, 2015 and 2016 are as follows:

	Millions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016
Beginning	¥2,633	¥1,413
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	49	0
Reduction during the period:
For securities sold or redeemed	(261)	(22)

Ending	¥2,421	¥1,391

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings according to ASC 320-10-35-34 (“Investments—Debt and Equity Securities—Recognition of Other-Than-Temporary Impairments”) for the three months ended September 30, 2015 and 2016 are as follows:

	Millions of yen
	Three months ended September 30, 2015	Three months ended September 30, 2016
Beginning	¥2,633	¥1,391
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	49	0
Reduction during the period:
For securities sold or redeemed	(261)	0

Ending	¥2,421	¥1,391

The Company and its subsidiaries recorded other-than-temporary impairments related to the non-credit losses arising from foregoing debt securities for CMBS and RMBS in the Americas. These impairments included the amount of unrealized gains or losses for the changes in fair value of the debt securities after recognition of other-than-temporary impairments in earnings. As of March 31, 2016, an unrealized gain of ¥61 million and an unrealized loss of ¥6 million, before taxes, were included and an unrealized gain of ¥39 million and an unrealized loss of ¥4 million, net of taxes, were included in unrealized gains or losses of accumulated other comprehensive income. As of September 30, 2016, an unrealized gain of ¥69 million, before taxes, was included and an unrealized gain of ¥44 million, net of taxes, was included in unrealized gains or losses of accumulated other comprehensive income. As of September 30, 2016, no unrealized loss was included in unrealized gains or losses of accumulated other comprehensive income.

7.	Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as lease receivables and installment loans (commercial mortgage loans, housing loans and other).

In the securitization process, these financial assets are transferred to SPEs, such as trusts and special-purpose companies that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.

The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests.

In accordance with ASC 860 (“Transfers and Servicing”) and ASC 810 (“Consolidation”), trusts or SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the trusts or SPEs.

During the six months ended September 30, 2015 and 2016, there was no securitization transaction accounted for as a sale.

Quantitative information about delinquencies, impaired loans and components of financial assets sold on securitization and other assets managed together as of March 31, 2016 and September 30, 2016, and quantitative information about net credit loss for the six and three months ended September 30, 2015 and 2016 are as follows:

	Millions of yen
	Total principal amount of receivables		Principal amount of receivables that are 90 days or more past-due and impaired loans
	March 31, 2016	September 30, 2016	March 31, 2016	September 30, 2016
Direct financing leases	¥1,190,136	¥1,154,239	¥12,556	¥11,732
Installment loans	2,592,233	2,643,455	81,771	74,238

	3,782,369	3,797,694	94,327	85,970

Direct financing leases sold on securitization	706	0	0	0

Total	¥3,783,075	¥3,797,694	¥94,327	¥85,970

	Millions of yen
	Credit loss
	Six months ended September 30, 2015	Six months ended September 30, 2016	Three months ended September 30, 2015	Three months ended September 30, 2016
Direct financing leases	¥1,782	¥1,787	¥1,124	¥1,295
Installment loans	6,012	5,925	2,818	3,928

	7,794	7,712	3,942	5,223

Direct financing leases sold on securitization	0	0	0	0

Total	¥7,794	¥7,712	¥3,942	¥5,223

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets and roll-forwards of the amount of the servicing assets for the six and three months ended September 30, 2015 and 2016 are as follows:

	Millions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016	Three months ended September 30, 2015	Three months ended September 30, 2016
Beginning balance	¥18,376	¥16,852	¥18,606	¥15,212
Increase mainly from loans sold with servicing retained	2,278	1,781	1,150	1,095
Decrease mainly from amortization	(2,466)	(1,779)	(1,221)	(903)
Increase (Decrease) from the effects of changes in foreign exchange rates	(30)	(1,718)	(377)	(268)

Ending balance	¥18,158	¥15,136	¥18,158	¥15,136

The fair value of the servicing assets as of March 31, 2016 and September 30, 2016 are as follows:

	Millions of yen
	March 31, 2016	September 30, 2016
The fair value of the servicing assets	¥24,229	¥21,936

8.	Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for those SPEs. ASC 810 (“Consolidation”) addresses consolidation by business enterprises of SPEs within the scope of ASC 810 (“Consolidation”). Generally these SPEs are entities where (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. Entities within the scope of ASC 810 (“Consolidation”) are called VIEs.

According to ASC 810 (“Consolidation”), the Company and its subsidiaries are required to perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore results in the consolidation of the VIE:

•	The power to direct the activities of a VIE that most significantly impact the entity’s economic performance

•	The obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.

The following are the items that the Company and its subsidiaries are considering in a qualitative assessment:

•	Which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities

•	Characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents)

•	Involvement of other variable interest holders

•	The entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders

The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	Designing the structuring of a transaction

•	Providing an equity investment and debt financing

•	Being the investment manager, asset manager or servicer and receiving variable fees

•	Providing liquidity and other financial support

The Company and its subsidiaries do not have the power to direct activities of the VIEs that most significantly impact the VIEs’ economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIEs.

Information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2016 *4

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	953	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	174,854	56,325	113,869	7,000
(d) VIEs for corporate rehabilitation support business	2,055	40	0	0
(e) VIEs for investment in securities	24,882	9,657	17,336	2,422
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	381,313	256,620	346,169	0
(g) VIEs for securitization of loan receivable originated by third parties	21,550	20,548	21,550	0
(h) VIEs for power generation projects	159,593	82,535	88,119	121,390
(i) Other VIEs	216,632	97,979	213,466	0

Total	¥981,832	¥523,704	¥800,509	¥130,812

September 30, 2016

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	534	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	165,152	52,481	107,851	7,000
(d) VIEs for corporate rehabilitation support business	1,877	13	0	0
(e) VIEs for investment in securities	29,784	9,858	17,199	2,004
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	380,912	272,931	348,098	0
(g) VIEs for securitization of loan receivable originated by third parties	17,641	16,479	17,641	0
(h) VIEs for power generation projects	179,889	97,551	114,096	102,101
(i) Other VIEs	220,280	91,311	215,428	0

Total	¥996,069	¥540,624	¥820,313	¥111,105

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.
*4

The amounts as of March 31, 2016 were disclosed according to ASC810 (“Consolidation”) before amendment, and were not adjusted to reflect the Accounting Standards Update 2015-02 (“Amendments to the Consolidation Analysis”—ASC810 (“Consolidation”)).

2.	Non-consolidated VIEs

March 31, 2016 *2

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss *1
(a) VIEs for liquidating customer assets	¥33,406	¥0	¥2,091	¥9,551
(b) VIEs for acquisition of real estate and real estate development projects for customers	170,001	4,776	13,039	24,964
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	2,964,616	0	26,174	47,636
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,070,683	0	10,671	10,721
(h) VIEs for power generation projects	20,007	0	1,182	1,182
(i) Other VIEs	104,284	0	4,868	4,868

Total	¥4,362,997	¥4,776	¥58,025	¥98,922

September 30, 2016
	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss *1
(a) VIEs for liquidating customer assets	¥33,060	¥0	¥2,091	¥9,551
(b) VIEs for acquisition of real estate and real estate development projects for customers	144,227	4,573	14,436	25,420
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	21,148,275	0	69,282	100,371
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,327,636	0	14,585	14,627
(h) VIEs for power generation projects	3,682	0	1,173	1,173
(i) Other VIEs	176,007	0	10,565	10,565

Total	¥22,832,887	¥4,573	¥112,132	¥161,707

*1	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.
*2

The amounts as of March 31, 2016 were disclosed according to ASC810 (“Consolidation”) before amendment, and were not adjusted to reflect the Accounting Standards Update 2015-02 (“Amendments to the Consolidation Analysis”—ASC810 (“Consolidation”)).

*3

On April 1, 2016, the Company and its subsidiaries adopted the Accounting Standards Update 2015-02 (“Amendments to the Consolidation Analysis”—ASC810 (“Consolidation”)), issued in February 2015. As a result of the adoption, the effect on the non-consolidated VIEs as of April 1, 2016 was an increase of ¥2,401,930 million in total assets, an increase of ¥56,931 million in investments and an increase of ¥69,660 million in maximum exposure to loss. This was due primarily to the increases of ¥2,021,460 million in total assets, ¥49,275 million in investments and ¥62,003 million in maximum exposure to loss, included in “(e) VIEs for investment in securities.”

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are mainly included in other assets in the Company’s condensed consolidated balance sheets. The Company has a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated VIEs.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.

In the Company’s condensed consolidated balance sheets, assets of consolidated VIEs are mainly included in investment in affiliates, and liabilities of those consolidated VIEs are mainly included in other liabilities.

With respect to the variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, specified bonds are included in investment in securities, non-recourse loans are included in installment loans, and investments are mainly included in investment in securities, investment in affiliates and other assets in the Company’s condensed consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to provide additional investment in certain non-consolidated VIEs as long as the agreed-upon terms are met. Under these agreements, the Company and its subsidiaries are committed to invest in these VIEs with the other investors based on their respective ownership percentages. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

The Company and its subsidiaries contributed additional funding to certain consolidated VIEs, since those VIEs had difficulty repaying debt and accounts payable. There was no additional funding or acquisition of subordinated interests during fiscal 2016 and the six months ended September 30, 2016.

In the Company’s condensed consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt. The Company has a commitment agreement by which the Company may be required to make additional investment in certain such consolidated VIEs.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.

In the Company’s condensed consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in other liabilities.

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by certain subsidiaries or fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such VIEs since the Company has the majority of the investment share of them, and has the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.

In the Company’s condensed consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities and investment in affiliates, and liabilities of those consolidated VIEs are mainly included in long-term debt. A subsidiary has a commitment agreement by which the subsidiary may be required to make additional investment in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s condensed consolidated balance sheets. The Company and its subsidiaries have a commitment agreement by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable

The Company and its subsidiaries use VIEs to securitize financial assets such as direct financing leases receivables and loans receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.

In the Company’s condensed consolidated balance sheets, assets of the consolidated VIEs are mainly included in restricted cash, investment in direct financing leases and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

(g) VIEs for securitization of loan receivable originated by third parties

The Company and its subsidiaries invest in CMBS, RMBS and other asset-backed securities originated by third parties. In some cases of such securitization, certain subsidiaries hold the subordinated portion and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through its role as special-servicer, including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

In the Company’s condensed consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s condensed consolidated balance sheets. The Company has a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated VIEs.

(h) VIEs for power generation projects

The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, install solar panels on acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

In the Company’s condensed consolidated balance sheets, assets of the consolidated VIEs are mainly included in restricted cash, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities. The Company has commitment agreements by which the Company may be required to make additional investment or execute loans in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company has, is included in investment in securities in the Company’s condensed consolidated balance sheets.

(i) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, certain subsidiaries has consolidated VIEs that are not included in the categories (a) through (h) above, because the subsidiaries hold the subordinated portion of the VIEs and the VIEs are effectively controlled by the subsidiaries.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a nonrecourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s condensed consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPE, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPE.

The Company may use VIEs to finance. The Company transfers its own held assets to SPEs, which borrow non-recourse loan from financial institutions and effectively pledge such assets as collateral. The Company continually holds subordinated interests in the SPEs and perform administrative work of such assets. The Company consolidates such SPEs because the Company has a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and has the obligation to absorb expected losses of them by holding the subordinated interests.

In the Company’s condensed consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, investment in affiliates and office facilities, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests in non-consolidated VIEs, which the Company and its subsidiaries hold, are mainly included in installment loans in the Company’s condensed consolidated balance sheets.

9.	Investment in Affiliates

Investment in affiliates at March 31, 2016 and September 30, 2016 consists of the following:

	Millions of yen
	March 31, 2016	September 30, 2016
Shares	¥499,922	¥432,293
Loans	30,745	26,037

	¥530,667	¥458,330

10.	Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests for the six months ended September 30, 2015 and 2016 are as follows:

	Millions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016
Beginning balance	¥66,901	¥7,467
Adjustment of redeemable noncontrolling interests to redemption value	(1,807)	0
Transaction with noncontrolling interests	1,004	0
Comprehensive income
Net income	1,265	148
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	1,158	(772)
Total other comprehensive income (loss)	1,158	(772)
Comprehensive income	2,423	(624)
Cash dividends	(11,272)	0
Property dividends	(3,776)	0
Partial sale of the parent’s ownership interest in subsidiaries that results in the loss of control	(34,961)	0

Ending balance	¥18,512	¥6,843

11.	Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) for the six months ended September 30, 2015 and 2016, are as follows:

	Six months ended September 30, 2015
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2015	¥50,330	¥(19,448)	¥431	¥(940)	¥30,373

Net unrealized gains on investment in securities, net of tax of ¥(203) million	1,807				1,807
Reclassification adjustment included in net income, net of tax of ¥8,837 million	(15,621)				(15,621)
Defined benefit pension plans, net of tax of ¥218 million		(628)			(628)
Reclassification adjustment included in net income, net of tax of ¥(11) million		167			167
Foreign currency translation adjustments, net of tax of ¥1,082 million			(3,889)		(3,889)
Reclassification adjustment included in net income, net of tax of ¥0 million			749		749
Net unrealized gains on derivative instruments, net of tax of ¥615 million				(1,355)	(1,355)
Reclassification adjustment included in net income, net of tax of ¥(565) million				1,367	1,367

Total other comprehensive income (loss)	(13,814)	(461)	(3,140)	12	(17,403)

Other Comprehensive Income (loss) Attributable to the Noncontrolling Interest	(14)	(5)	1,057	2	1,040

Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	1,158	0	1,158

Balance at September 30, 2015	¥36,530	¥(19,904)	¥(4,924)	¥(930)	¥10,772

	Six months ended September 30, 2016
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2016	¥47,185	¥(23,884)	¥(24,766)	¥(4,757)	¥(6,222)

Net unrealized gains on investment in securities, net of tax of ¥(3,157) million	6,936				6,936
Reclassification adjustment included in net income, net of tax of ¥4,068 million	(9,789)				(9,789)
Defined benefit pension plans, net of tax of ¥(504) million		1,281			1,281
Reclassification adjustment included in net income, net of tax of ¥(77) million		218			218
Foreign currency translation adjustments, net of tax of ¥10,196 million			(59,799)		(59,799)
Reclassification adjustment included in net income, net of tax of ¥13 million			287		287
Net unrealized losses on derivative instruments, net of tax of ¥669 million				(1,436)	(1,436)
Reclassification adjustment included in net income, net of tax of ¥122 million				(364)	(364)

Total other comprehensive income (loss)	(2,853)	1,499	(59,512)	(1,800)	(62,666)

Other Comprehensive Income (loss) Attributable to the Noncontrolling Interest	(55)	138	(6,426)	(87)	(6,430)

Other Comprehensive Income (loss) Attributable to the Redeemable Noncontrolling Interests	0	0	(772)	0	(772)

Balance at September 30, 2016	¥44,387	¥(22,523)	¥(77,080)	¥(6,470)	¥(61,686)

Changes in each component of accumulated other comprehensive income (loss) for the three months ended September 30, 2015 and 2016, are as follows:

	Three months ended September 30, 2015
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at June 30, 2015	¥43,021	¥(20,293)	¥8,656	¥(830)	¥30,554

Net unrealized gains (losses) on investment in securities, net of tax of ¥1,442 million	(3,143)				(3,143)
Reclassification adjustment included in net income, net of tax of ¥1,939 million	(3,390)				(3,390)
Defined benefit pension plans, net of tax of ¥(148) million		354			354
Reclassification adjustment included in net income, net of tax of ¥(6) million		85			85
Foreign currency translation adjustments, net of tax of ¥1,569 million			(14,885)		(14,885)
Reclassification adjustment included in net income, net of tax of ¥0 million			749		749
Net unrealized losses on derivative instruments, net of tax of ¥47 million				184	184
Reclassification adjustment included in net income, net of tax of ¥50 million				(289)	(289)

Total other comprehensive income (loss)	(6,533)	439	(14,136)	(105)	(20,335)

Other Comprehensive Income (loss) Attributable to the Noncontrolling Interest	(42)	50	(289)	(5)	(286)

Other Comprehensive Income (loss) Attributable to the Redeemable Noncontrolling Interests	0	0	(267)	0	(267)

Balance at September 30, 2015	¥36,530	¥(19,904)	¥(4,924)	¥(930)	¥10,772

	Three months ended September 30, 2016
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at June 30, 2016	¥54,013	¥(22,704)	¥(60,175)	¥(6,568)	¥(35,434)

Net unrealized gains (losses) on investment in securities, net of tax of ¥647 million	(3,811)				(3,811)
Reclassification adjustment included in net income, net of tax of ¥2,202 million	(5,814)				(5,814)
Defined benefit pension plans, net of tax of ¥(62) million		75			75
Reclassification adjustment included in net income, net of tax of ¥(38) million		127			127
Foreign currency translation adjustments, net of tax of ¥5,047 million			(19,262)		(19,262)
Reclassification adjustment included in net income, net of tax of ¥(130) million			954		954
Net unrealized losses on derivative instruments, net of tax of ¥(207) million				404	404
Reclassification adjustment included in net income, net of tax of ¥103 million				(272)	(272)

Total other comprehensive income (loss)	(9,625)	202	(18,308)	132	(27,599)

Other Comprehensive Income (loss) Attributable to the Noncontrolling Interest	1	21	(1,282)	34	(1,226)

Other Comprehensive Income (loss) Attributable to the Redeemable Noncontrolling Interests	0	0	(121)	0	(121)

Balance at September 30, 2016	¥44,387	¥(22,523)	¥(77,080)	¥(6,470)	¥(61,686)

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the six months ended September 30, 2015 and 2016 are as follows:

	Six months ended September 30, 2015
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥21,037	Gains on investment securities and dividends
Sales of investment securities	6,488	Life insurance premiums and related investment income
Amortization of investment securities	(102)	Finance revenues
Amortization of investment securities	(735)	Life insurance premiums and related investment income
Others	(2,230)	Write-downs of securities and other

	24,458	Total before tax
	(8,837)	Tax expenses or benefits

	¥15,621	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥517	See Note 14 “Pension Plans”
Amortization of net actuarial loss	(669)	See Note 14 “Pension Plans”
Amortization of transition obligation	(26)	See Note 14 “Pension Plans”

	(178)	Total before tax
	11	Tax expenses or benefits

	¥(167)	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(749)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(749)	Total before tax
	0	Tax expenses or benefits

	¥(749)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥2	Finance revenues/Interest expense
Foreign exchange contracts	2,597	Other (income) and expense, net
Foreign currency swap agreements	(4,531)	Finance revenues/Interest expense/ Other (income) and expense, net

	(1,932)	Total before tax
	565	Tax expenses or benefits

	¥(1,367)	Net of tax

	Six months ended September 30, 2016
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥11,596	Gains on investment securities and dividends
Sales of investment securities	9,326	Life insurance premiums and related investment income
Amortization of investment securities	(125)	Finance revenues
Amortization of investment securities	(760)	Life insurance premiums and related investment income
Others	(6,180)	Write-downs of securities and other

	13,857	Total before tax
	(4,068)	Tax expenses or benefits

	¥9,789	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥511	See Note 14 “Pension Plans”
Amortization of net actuarial loss	(782)	See Note 14 “Pension Plans”
Amortization of transition obligation	(24)	See Note 14 “Pension Plans”

	(295)	Total before tax
	77	Tax expenses or benefits

	¥(218)	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(274)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(274)	Total before tax
	(13)	Tax expenses or benefits

	¥(287)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥1	Finance revenues/Interest expense
Foreign exchange contracts	(32)	Other (income) and expense, net
Foreign currency swap agreements	517	Finance revenues/Interest expense/ Other (income) and expense, net

	486	Total before tax
	(122)	Tax expenses or benefits

	¥364	Net of tax

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the three months ended September 30, 2015 and 2016 are as follows:

	Three months ended September 30, 2015
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥5,535	Gains on investment securities and dividends
Sales of investment securities	523	Life insurance premiums and related investment income
Amortization of investment securities	(53)	Finance revenues
Amortization of investment securities	(344)	Life insurance premiums and related investment income
Others	(332)	Write-downs of securities and other

	5,329	Total before tax
	(1,939)	Tax expenses or benefits

	¥3,390	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥259	See Note 14 “Pension Plans”
Amortization of net actuarial loss	(337)	See Note 14 “Pension Plans”
Amortization of transition obligation	(13)	See Note 14 “Pension Plans”

	(91)	Total before tax
	6	Tax expenses or benefits

	¥(85)	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(749)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(749)	Total before tax
	0	Tax expenses or benefits

	¥(749)	Net of tax

Net unrealized gains (losses) on derivative instruments
Foreign exchange contracts	¥515	Other (income) and expense, net
Foreign currency swap agreements	(176)	Finance revenues/Interest expense/ Other (income) and expense, net

	339	Total before tax
	(50)	Tax expenses or benefits

	¥289	Net of tax

	Three months ended September 30, 2016
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥8,410	Gains on investment securities and dividends
Sales of investment securities	6,187	Life insurance premiums and related investment income
Amortization of investment securities	(24)	Finance revenues
Amortization of investment securities	(379)	Life insurance premiums and related investment income
Others	(6,178)	Write-downs of securities and other

	8,016	Total before tax
	(2,202)	Tax expenses or benefits

	¥5,814	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥255	See Note 14 “Pension Plans”
Amortization of net actuarial loss	(408)	See Note 14 “Pension Plans”
Amortization of transition obligation	(12)	See Note 14 “Pension Plans”

	(165)	Total before tax
	38	Tax expenses or benefits

	¥(127)	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(1,084)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(1,084)	Total before tax
	130	Tax expenses or benefits

	¥(954)	Net of tax

Net unrealized gains (losses) on derivative instruments
Foreign exchange contracts	¥(19)	Other (income) and expense, net
Foreign currency swap agreements	394	Finance revenues/Interest expense/ Other (income) and expense, net

	375	Total before tax
	(103)	Tax expenses or benefits

	¥272	Net of tax

12.	ORIX Corporation Shareholders’ Equity

Information about ORIX Corporation Shareholders’ Equity for the six months ended September 30, 2015 and 2016 are as follows:

(1)	Dividend payments

	Six months ended September 30, 2015	Six months ended September 30, 2016
Resolution	The board of directors on May 20, 2015	The board of directors on May 23, 2016
Type of shares	Common stock	Common stock
Total dividends paid	¥47,188 million	¥31,141 million
Dividend per share	¥36.00	¥23.75
Date of record for dividend	March 31, 2015	March 31, 2016
Effective date for dividend	June 3, 2015	June 1, 2016
Dividend resource	Retained earnings	Retained earnings

Total dividends paid by resolution of the board of directors on May 20, 2015 include ¥77 million of dividends paid to the Board Incentive Plan Trust. Total dividends paid by resolution of the board of directors on May 23, 2016 include ¥40 million of dividends paid to the Board Incentive Plan Trust.

(2)	Applicable dividends for which the date of record was in the six months ended September 30, 2015 and 2016, and for which the effective date was after September 30, 2015 and 2016.

	Six months ended September 30, 2015	Six months ended September 30, 2016
Resolution	The board of directors on October 29, 2015	The board of directors on October 26, 2016
Type of shares	Common stock	Common stock
Total dividends paid	¥28,846 million	¥30,157 million
Dividend per share	¥22.00	¥23.00
Date of record for dividend	September 30, 2015	September 30, 2016
Effective date for dividend	December 2, 2015	December 2, 2016
Dividend resource	Retained earnings	Retained earnings

Total dividends to be paid by resolution of the board of directors on October 29, 2015 include ¥42 million of dividends to be paid to the Board Incentive Plan Trust. Total dividends to be paid by resolution of the board of directors on October 26, 2016 include ¥57 million of dividends to be paid to the Board Incentive Plan Trust.

13.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended September 30, 2015 and 2016 are as follows:

	Millions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016
Personnel expenses	¥131,673	¥117,968
Selling expenses	32,595	35,104
Administrative expenses	49,594	48,093
Depreciation of office facilities	2,482	2,534

Total	¥216,344	¥203,699

Selling, general and administrative expenses for the three months ended September 30, 2015 and 2016 are as follows:

	Millions of yen
	Three months ended September 30, 2015	Three months ended September 30, 2016
Personnel expenses	¥61,807	¥57,873
Selling expenses	14,776	18,332
Administrative expenses	24,187	23,585
Depreciation of office facilities	1,204	1,307

Total	¥101,974	¥101,097

14.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

Net pension cost of the plans for the six months ended September 30, 2015 and 2016 consists of the following:

	Millions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016
Japanese plans:
Service cost	¥2,207	¥2,556
Interest cost	483	338
Expected return on plan assets	(1,291)	(1,269)
Amortization of prior service credit	(464)	(463)
Amortization of net actuarial loss (gain)	(9)	473
Amortization of transition obligation	24	22

Net periodic pension cost	¥950	¥1,657

	Millions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016
Overseas plans:
Service cost	¥1,947	¥1,627
Interest cost	883	880
Expected return on plan assets	(2,327)	(1,788)
Amortization of prior service credit	(53)	(48)
Amortization of net actuarial loss	678	309
Amortization of transition obligation	2	2

Net periodic pension cost	¥1,130	¥982

Net pension cost of the plans for the three months ended September 30, 2015 and 2016 consists of the following:

	Millions of yen
	Three months ended September 30, 2015	Three months ended September 30, 2016
Japanese plans:
Service cost	¥1,064	¥1,279
Interest cost	220	169
Expected return on plan assets	(642)	(635)
Amortization of prior service credit	(232)	(232)
Amortization of net actuarial loss (gain)	(4)	237
Amortization of transition obligation	12	11

Net periodic pension cost	¥418	¥829

	Millions of yen
	Three months ended September 30, 2015	Three months ended September 30, 2016
Overseas plans:
Service cost	¥978	¥795
Interest cost	443	424
Expected return on plan assets	(1,169)	(869)
Amortization of prior service credit	(27)	(23)
Amortization of net actuarial loss	341	171
Amortization of transition obligation	1	1

Net periodic pension cost	¥567	¥499

15.	Life Insurance Operations

Life insurance premiums and related investment income for the six and three months ended September 30, 2015 and 2016 consist of the following:

	Millions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016
Life insurance premiums	¥100,846	¥114,750
Life insurance related investment income (loss)	(30,354)	986

	¥70,492	¥115,736

	Millions of yen
	Three months ended September 30, 2015	Three months ended September 30, 2016
Life insurance premiums	¥51,562	¥59,492
Life insurance related investment income (loss)	(49,384)	19,472

	¥2,178	¥78,964

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For the six and three months ended September 30, 2015 and 2016, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016
Reinsurance benefits	¥791	¥1,497
Reinsurance premiums	(6,041)	(5,098)

	Millions of yen
	Three months ended September 30, 2015	Three months ended September 30, 2016
Reinsurance benefits	¥218	¥862
Reinsurance premiums	(2,846)	(2,534)

The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). Amortization charged to income for the six months ended September 30, 2015 and 2016 amounted to ¥6,086 million and ¥6,653 million, respectively. Also, amortization charged to income for the three months ended September 30, 2015 and 2016 amounted to ¥3,155 million and ¥3,444 million, respectively.

Life insurance premiums and related investment income include net realized and unrealized gains or losses from investment assets under management on behalf of variable annuity and variable life policyholders and, net gains or losses from derivative contracts, which consist of gains or losses from futures, foreign exchange contracts and options held, entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts. In addition, life insurance costs include the net amount of the changes in fair value of the variable annuity and variable life insurance contracts elected for the fair value option and insurance costs recognized for insurance and annuity payouts as a result of insured events. Certain subsidiaries have elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and the changes in the fair value of the reinsurance contracts were recorded in life insurance costs.

The above mentioned major gains or losses relating to variable annuity and variable life insurance contracts for the six and three months ended September 30, 2015 and 2016 are as follows:

	Millions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥(39,695)	¥(12,624)
Net gains or losses from derivative contracts :	1,806	256
Futures	1,921	(2,117)
Foreign exchange contracts	(225)	1,902
Options held	110	471

Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(319,574)	¥(79,567)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	279,992	63,022
Changes in the fair value of the reinsurance contracts	(6,787)	301

	Millions of yen
	Three months ended September 30, 2015	Three months ended September 30, 2016
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥(56,516)	¥15,605
Net gains or losses from derivative contracts :	4,952	(4,877)
Futures	3,673	(4,234)
Foreign exchange contracts	231	231
Options held	1,048	(874)

Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(166,657)	¥(35,481)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	125,421	33,573
Changes in the fair value of the reinsurance contracts	(9,604)	7,663

16.	Write-Downs of Long-Lived Assets

In accordance with ASC 360 (“Property, Plant, and Equipment”), the Company and its subsidiaries perform tests for recoverability on long-lived assets classified as held and used for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.

As of March 31, 2016 and September 30, 2016, the long-lived assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	As of March 31, 2016	As of September 30, 2016
Investment in operating leases	¥70,300	¥76,763
Property under facility operations	2,811	0
Other assets	9,959	0

The long-lived assets classified as held for sale as of March 31, 2016 are included in Real Estate segment, Investment and Operation segment and Overseas Business segment. The long-lived assets classified as held for sale as of September 30, 2016 are included in Maintenance Leasing segment, Real Estate segment, Investment and Operation segment and Overseas Business segment.

The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

For the six months ended September 30, 2015 and 2016, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥946 million and ¥1,409 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Six months ended September 30, 2015		Six months ended September 30, 2016
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Office buildings	¥47	1	¥0	0
Commercial facilities other than office buildings	0	0	236	1
Condominiums	0	0	317	1
Land undeveloped or under construction	22	1	0	0
Others *	0	—	18	—

Total	¥69	—	¥571	—

* For the “Others”, the number of properties are omitted.
	Six months ended September 30, 2015		Six months ended September 30, 2016
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Office buildings	¥136	2	¥758	3
Commercial facilities other than office buildings	741	2	0	0
Condominiums	0	0	69	1
Land undeveloped or under construction	0	0	0	0
Others *	0	—	11	—

Total	¥877	—	¥838	—

*	For the “Others”, the number of properties are omitted.

Losses of ¥912 million in Real Estate segment, ¥22 million in Investment and Operation segment and ¥12 million in Overseas Business segment were recorded for the six months ended September 30, 2015. Losses of ¥622 million in Real Estate segment and ¥11 million in Investment and Operation segment and ¥519 million in Overseas Business segment were recorded for the six months ended September 30, 2016.

For the three months ended September 30, 2015 and 2016, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥124 million and ¥845 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Three months ended September 30, 2015		Three months ended September 30, 2016
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Office buildings	¥0	0	¥0	0
Commercial facilities other than office buildings	0	0	0	0
Condominiums	0	0	0	0
Land undeveloped or under construction	0	0	0	0
Others *	0	—	18	—

Total	¥0	—	¥18	—

* For the “Others”, the number of properties are omitted.
	Three months ended September 30, 2015		Three months ended September 30, 2016
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Office buildings	¥124	1	¥758	3
Commercial facilities other than office buildings	0	0	0	0
Condominiums	0	0	69	1
Land undeveloped or under construction	0	0	0	0
Others *	0	—	0	—

Total	¥124	—	¥827	—

*	For the “Others”, the number of properties are omitted.

Losses of ¥124 million in Real Estate segment was recorded for the three months ended September 30, 2015. Losses of ¥69 million in Real Estate segment and ¥519 million in Overseas Business segment were recorded for the three months ended September 30, 2016.

17.	Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the six and three months ended September 30, 2015 and 2016 is as follows:

During the six months ended September 30, 2015, the diluted EPS calculation excludes stock option for 4,431 thousand shares, as they were antidilutive. During the six months ended September 30, 2016, the diluted EPS calculation excludes stock options for 2,739 thousand shares, as they were antidilutive.

During the three months ended September 30, 2015, the diluted EPS calculation excludes stock options for 2,306 thousand shares, as they were antidilutive. During the three months ended September 30, 2016, the diluted EPS calculation excludes stock options for 1,801 thousand shares, as they were antidilutive.

	Millions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016
Net Income attributable to ORIX Corporation Shareholders	¥161,298	¥142,150

	Millions of yen
	Three months ended September 30, 2015	Three months ended September 30, 2016
Net Income attributable to ORIX Corporation Shareholders	¥79,788	¥65,381

	Thousands of Shares
	Six months ended September 30, 2015	Six months ended September 30, 2016
Weighted-average shares	1,308,920	1,309,302
Effect of dilutive securities—
Exercise of stock options	1,306	1,171

Weighted-average shares for diluted EPS computation	1,310,226	1,310,473

	Thousands of Shares
	Three months ended September 30, 2015	Three months ended September 30, 2016
Weighted-average shares	1,309,098	1,309,143
Effect of dilutive securities—
Exercise of stock options	1,333	1,227

Weighted-average shares for diluted EPS computation	1,310,431	1,310,370

	Yen
	Six months ended September 30, 2015	Six months ended September 30, 2016
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥123.23	¥108.57
Diluted	¥123.11	¥108.47

	Yen
	Three months ended September 30, 2015	Three months ended September 30, 2016
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥60.95	¥49.94
Diluted	¥60.89	¥49.89

Note:

The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock shares to be deducted in calculation of the weighted-average shares for EPS computation. (2,124,229 and 1,907,951 shares for the six months ended September 30, 2015 and 2016, 2,102,050 and 2,066,751 shares for the three months ended September 30, 2015 and 2016)

18.	Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset and liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk that are associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries generally structure their liabilities to match the currency-denomination of assets in each region. A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables and borrowings and others denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap agreements to hedge interest rate exposure of the fair values of these medium-term notes or bonds. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure. A certain overseas subsidiary uses foreign currency long-term-debt to hedge foreign exchange rate exposure from unrecognized firm commitment.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings and bonds denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(d) Trading derivatives or derivatives not designated as hedging instruments

Certain subsidiaries engage in trading activities involving various future contracts. Therefore the Company and the subsidiaries are at various risks such as share price fluctuation risk, interest rate risk and foreign currency exchange risk. The Company and the subsidiaries check that these risks are below a certain level by using internal indicators and determine whether such contracts should be continued or not. The Company and the subsidiaries entered into interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting under ASC 815 (“Derivatives and Hedging”). A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

ASC 815-10-50 (“Derivatives and Hedging—Disclosures”) requires companies to disclose the fair value of derivative instruments and their gains (losses) in tabular format, as well as information about credit-risk-related contingent features in derivative agreements.

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the six months ended September 30, 2015 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(2,298)	Finance revenues/Interest expense	¥2	—	¥0

Foreign exchange contracts	(29)	Other (income) and expense, net	2,597	—	0

Foreign currency swap agreements	357	Finance revenues/Interest expense/ Other (income) and expense, net	(4,531)	Other (income) and expense, net	530

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(397)	Finance revenues/Interest expense	¥397	Finance revenues/Interest expense

Foreign exchange contracts	3,666	Other (income) and expense, net	(3,666)	Other (income) and expense, net

Foreign currency swap agreements	2,750	Other (income) and expense, net	(2,750)	Other (income) and expense, net

Foreign currency long-term debt	(428)	Other (income) and expense, net	428	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(2,726)	—	¥0	—	¥0
Borrowings and bonds in local currency	(2,060)	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(12)	Other (income) and expense, net

Futures	2,136	Gains on investment securities and dividends Life insurance premiums and related investment income *

Foreign exchange contracts	(598)	Gains on investment securities and dividends Life insurance premiums and related investment income *

Credit derivatives held	163	Other (income) and expense, net

Options held/written and other	462	Other (income) and expense, net Life insurance premiums and related investment income *

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains or losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the six months ended September 30, 2015 (see Note 15 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the six months ended September 30, 2016 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(894)	Finance revenues/Interest expense	¥1	—	¥0

Foreign exchange contracts	827	Other (income) and expense, net	(32)	—	0

Foreign currency swap agreements	(2,038)	Finance revenues/Interest expense/ Other (income) and expense, net	517	Other (income) and expense, net	51

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(28)	Finance revenues/Interest expense	¥28	Finance revenues/Interest expense

Foreign exchange contracts	18,927	Other (income) and expense, net	(18,927)	Other (income) and expense, net

Foreign currency swap agreements	1,476	Other (income) and expense, net	(1,476)	Other (income) and expense, net

Foreign currency long-term debt	56	Other (income) and expense, net	(56)	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥46,415	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥257	—	¥0
Borrowings and bonds in local currency	23,439	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(85)	Other (income) and expense, net

Futures	(2,082)	Gains on investment securities and dividends Life insurance premiums and related investment income *

Foreign exchange contracts	27,780	Gains on investment securities and dividends Life insurance premiums and related investment income * Other (income) and expense, net

Credit derivatives held	(25)	Other (income) and expense, net

Options held/written and other	405	Other (income) and expense, net Life insurance premiums and related investment income *

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains or losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the six months ended September 30, 2016 (see Note 15 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the three months ended September 30, 2015 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(2,395)	—	¥0	—	¥0

Foreign exchange contracts	302	Other (income) and expense, net	515	—	0

Foreign currency swap agreements	2,230	Finance revenues/Interest expense/ Other (income) and expense, net	(176)	Other (income) and expense, net	464

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(210)	Finance revenues/Interest expense	¥210	Finance revenues/Interest expense

Foreign exchange contracts	5,635	Other (income) and expense, net	(5,635)	Other (income) and expense, net

Foreign currency swap agreements	2,977	Other (income) and expense, net	(2,977)	Other (income) and expense, net

Foreign currency long-term debt	(416)	Other (income) and expense, net	416	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥13,697	—	¥0	—	¥0
Borrowings and bonds in local currency	4,799	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(17)	Other (income) and expense, net

Futures	3,810	Gains on investment securities and dividends Life insurance premiums and related investment income *

Foreign exchange contracts	(216)	Gains on investment securities and dividends Life insurance premiums and related investment income *

Credit derivatives held	41	Other (income) and expense, net

Options held/written and other	1,553	Other (income) and expense, net Life insurance premiums and related investment income *

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains or losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended September 30, 2015 (see Note 15 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the three months ended September 30, 2016 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥1,317	—	¥0	—	¥0

Foreign exchange contracts	63	Other (income) and expense, net	(19)	—	0

Foreign currency swap agreements	(769)	Finance revenues/Interest expense/ Other (income) and expense, net	394	Other (income) and expense, net	68

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(15)	Finance revenues/Interest expense	¥15	Finance revenues/Interest expense

Foreign exchange contracts	2,248	Other (income) and expense, net	(2,248)	Other (income) and expense, net

Foreign currency swap agreements	(1,556)	Other (income) and expense, net	1,555	Other (income) and expense, net

Foreign currency long-term debt	(22)	Other (income) and expense, net	22	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥5,536	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(194)	—	¥0
Borrowings and bonds in local currency	2,620	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥9	Other (income) and expense, net

Futures	(4,110)	Gains on investment securities and dividends Life insurance premiums and related investment income *

Foreign exchange contracts	5,617	Gains on investment securities and dividends Life insurance premiums and related investment income * Other (income) and expense, net

Credit derivatives held	(48)	Other (income) and expense, net

Options held/written and other	(920)	Other (income) and expense, net Life insurance premiums and related investment income *

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains or losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended September 30, 2016 (see Note 15 “Life Insurance Operations”).

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2016 and September 30, 2016 are as follows.

March 31, 2016

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥257,700	¥80	Other Assets	¥5,686	Other Liabilities

Futures, foreign exchange contracts	1,035,342	17,636	Other Assets	5,966	Other Liabilities

Foreign currency swap agreements	96,539	6,571	Other Assets	3,601	Other Liabilities

Foreign currency long-term debt	225,711	0	—	0	—

Trading derivatives or derivatives not designated as hedging instruments:

Interest rate swap agreements	¥4,856	¥13	Other Assets	¥235	Other Liabilities

Options held/written and other *	246,068	8,789	Other Assets	3,637	Other Liabilities

Futures, foreign exchange contracts *	1,047,878	658	Other Assets	689	Other Liabilities

Credit derivatives held	3,380	0	—	56	Other Liabilities

*

The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥46,926 million, futures contracts of ¥51,021 million and foreign exchange contracts of ¥20,884 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2016, respectively. Asset derivatives in the above table includes fair value of the options held, futures and foreign exchange contracts before offsetting of ¥3,332 million, ¥25 million and ¥568 million and liability derivatives includes fair value of the futures and foreign exchange contracts before offsetting of ¥417 million and ¥98 million at March 31, 2016, respectively.

September 30, 2016

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥254,418	¥50	Other Assets	¥7,000	Other Liabilities

Futures, foreign exchange contracts	769,318	19,783	Other Assets	954	Other Liabilities

Foreign currency swap agreements	85,131	6,134	Other Assets	2,543	Other Liabilities

Foreign currency long-term debt	189,153	0	—	0	—

Trading derivatives or derivatives not designated as hedging instruments:

Interest rate swap agreements	¥4,717	¥0	—	¥307	Other Liabilities

Options held/written and other *	252,026	10,331	Other Assets	4,791	Other Liabilities

Futures, foreign exchange contracts *	376,443	3,407	Other Assets	1,162	Other Liabilities

Credit derivatives held	3,539	0	—	80	Other Liabilities

*

The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥48,168 million, futures contracts of ¥64,689 million and foreign exchange contracts of ¥20,137 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at September 30, 2016, respectively. Asset derivatives in the above table includes fair value of the options held, futures and foreign exchange contracts before offsetting of ¥3,847 million, ¥571 million and ¥231 million and liability derivatives includes fair value of the futures and foreign exchange contracts before offsetting of ¥106 million and ¥74 million at September 30, 2016, respectively.

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies. If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment on derivative instruments that are in net liability positions. There are no derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2016 and September 30, 2016.

19.	Offsetting Assets and Liabilities

The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding to derivative assets and liabilities and other assets and liabilities as of March 31, 2016 and September 30, 2016 are as follows.

March 31, 2016

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets *1		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥33,747	¥(5,757)	¥27,990	¥0	¥(3,332)	¥24,658
Reverse repurchase, securities borrowing, and similar arrangements *2	5,186	(5,186)	0	0	0	0

Total assets	¥38,933	¥(10,943)	¥27,990	¥0	¥(3,332)	¥24,658

Derivative liabilities	¥19,870	¥(5,757)	¥14,113	¥0	¥(225)	¥13,888
Repurchase, securities lending, and similar arrangements *2	5,203	(5,186)	17	0	0	17

Total liabilities	¥25,073	¥(10,943)	¥14,130	¥0	¥(225)	¥13,905

September 30, 2016

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets *1		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥39,705	¥(3,191)	¥36,514	¥0	¥(3,790)	¥32,724
Reverse repurchase, securities borrowing, and similar arrangements *2	1,884	(1,884)	0	0	0	0

Total assets	¥41,589	¥(5,075)	¥36,514	¥0	¥(3,790)	¥32,724

Derivative liabilities	¥16,837	¥(3,191)	¥13,646	¥0	¥(223)	¥13,423
Repurchase, securities lending, and similar arrangements *2	1,986	(1,884)	102	0	0	102

Total liabilities	¥18,823	¥(5,075)	¥13,748	¥0	¥(223)	¥13,525

*1	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.
*2

Reverse repurchase agreements and securities borrowing, and similar transactions are reported within other assets in the consolidated balance sheets. Repurchase agreements and securities lending, and similar transactions are reported within other liabilities in the consolidated balance sheets.

20.	Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between carrying amount of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value. For derivative financial instruments, see Note 3 “Fair Value Measurements.”

The disclosures do not include investment in direct financing leases, investment in affiliates, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.

March 31, 2016

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Trading securities	¥725,821	¥725,821	¥37,592	¥688,229	¥0
Cash and cash equivalents	730,420	730,420	730,420	0	0
Restricted cash	80,979	80,979	80,979	0	0
Installment loans (net of allowance for probable loan losses)	2,545,542	2,553,006	0	264,452	2,288,554
Investment in securities:
Practicable to estimate fair value	1,480,499	1,511,161	99,347	1,271,506	140,308
Not practicable to estimate fair value *1	138,472	138,472	0	0	0
Other Assets:
Time deposits	9,843	9,843	0	9,843	0
Derivative assets *2	27,990	27,990	0	0	0
Reinsurance recoverables (Investment contracts)	93,838	94,656	0	0	94,656
Liabilities:
Short-term debt	¥349,624	¥349,624	¥0	¥349,624	¥0
Deposits	1,398,472	1,400,528	0	1,400,528	0
Policy liabilities and Policy account balances (Investment contracts)	306,058	308,064	0	0	308,064
Long-term debt *3	3,936,918	3,955,178	0	1,102,332	2,852,846
Other Liabilities:
Derivative liabilities *2	14,113	14,113	0	0	0

*1	The fair value of investment securities of ¥138,472 million was not estimated, as it was not practical.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”
*3

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) on April 1, 2016.

September 30, 2016

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Trading securities	¥644,463	¥644,463	¥36,400	¥608,063	¥0
Cash and cash equivalents	961,830	961,830	961,830	0	0
Restricted cash	83,917	83,917	83,917	0	0
Installment loans (net of allowance for probable loan losses)	2,599,418	2,613,842	0	239,449	2,374,393
Investment in securities:
Practicable to estimate fair value	1,268,799	1,302,212	80,605	1,100,599	121,008
Not practicable to estimate fair value *1	136,442	136,442	0	0	0
Other Assets:
Time deposits	3,182	3,182	0	3,182	0
Derivative assets *2	36,514	36,514	0	0	0
Reinsurance recoverables (Investment contracts)	93,395	94,560	0	0	94,560
Liabilities:
Short-term debt	¥208,816	¥208,816	¥0	¥208,816	¥0
Deposits	1,490,216	1,491,872	0	1,491,872	0
Policy liabilities and Policy account balances (Investment contracts)	297,851	299,149	0	0	299,149
Long-term debt	3,805,098	3,818,325	0	1,233,447	2,584,878
Other Liabilities:
Derivative liabilities *2	13,646	13,646	0	0	0

*1	The fair value of investment securities of ¥136,442 million was not estimated, as it was not practical.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

Input level of fair value measurement

If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as quoted market prices of similar assets and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—The carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their short maturity.

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values because the carrying amounts (net of allowance) are considered to properly reflect the recoverability and value of these loans. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by SPEs and certain other mortgage-backed and asset-backed securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. As for the specified bonds issued by the SPEs and certain other mortgage-backed and asset-backed securities included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by using valuation models including discounted cash flow methodologies and broker quotes (see Note 3 Fair Value Measurement). For held-to-maturity securities, the estimated fair values were mainly based on quoted market prices. For certain investment funds included in other securities, the fair values were estimated based on net asset value per share or discounted cash flow methodologies. With regard to other securities other than the investment funds described above, the Company and its subsidiaries have not estimated the fair value, as it is not practicable to do so. Those other securities mainly consist of non-marketable equity securities and preferred capital shares. Because there were no quoted market prices for such other securities and each security has a different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair values. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Derivatives—For exchange-traded derivatives, fair value is based on quoted market prices. Fair value estimates for otherderivatives generally reflect the estimated amounts that the Company and its subsidiaries would receive or pay to terminate thecontracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. In estimating thefair value of most of the Company’s and its subsidiaries’ derivatives, estimated future cash flows are discounted using the currentinterest rate.

Reinsurance recoverables and Policy liabilities and Policy account balances—A certain subsidiary has fixed annuity contracts, variable annuity and variable life insurance contracts, and reinsurance contracts which are classified as investment contracts because they do not expose the subsidiary to mortality or morbidity risks. In estimating the fair value of those contracts, estimated future cash flows are discounted using the current interest rate.

21.	Commitments, Guarantees, and Contingent Liabilities

Commitments—The Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥1,033 million and ¥837 million as of March 31, 2016 and September 30, 2016, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	March 31, 2016	September 30, 2016
Within one year	¥7,959	¥7,339
More than one year	59,282	53,574

Total	¥67,241	¥60,913

The Company and certain subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥7,497 million and ¥6,780 million for the six months ended September 30, 2015 and 2016, respectively, and ¥3,289 million and ¥3,392 million for the three months ended September 30, 2015 and 2016, respectively.

Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥2,239 million and ¥2,219 million for the six months ended September 30, 2015 and 2016, respectively, and ¥1,134 million and ¥1,108 million for the three months ended September 30, 2015 and 2016, respectively. As of March 31, 2016 and September 30, 2016, the amounts due are as follows:

	Millions of yen
	March 31, 2016	September 30, 2016
Within one year	¥3,385	¥3,946
More than one year	7,289	7,385

Total	¥10,674	¥11,331

The Company and certain subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, totaling ¥88,728 million and ¥90,374 million as of March 31, 2016 and September 30, 2016, respectively.

The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available are ¥347,603 million and ¥359,505 million as of March 31, 2016 and September 30, 2016, respectively.

Guarantees—The Company and its subsidiaries apply ASC 460 (“Guarantees”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC 460. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2016 and September 30, 2016:

	March 31, 2016			September 30, 2016
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥396,340	¥5,875	2023	¥453,786	¥6,369	2024
Transferred loans	174,322	1,587	2046	155,172	1,352	2047
Consumer loans	179,225	21,748	2018	215,842	27,101	2018
Housing loans	28,919	5,853	2051	22,061	6,084	2051
Other	482	179	2024	1,189	146	2024

Total	¥779,288	¥35,242	—	¥848,050	¥41,052	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2016 and September 30, 2016, total notional amount of the loans subject to such guarantees are ¥1,278,000 million and ¥1,277,000 million, respectively, and book value of guarantee liabilities are ¥1,080 million and ¥1,215 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year or the end of interim period. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2016.

Guarantee of transferred loans: A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval from Fannie Mae under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans.

There were no significant changes in the payment or performance risk of these guarantees for the six months ended September 30, 2016.

Guarantee of consumer loans: A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally a month or more.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2016.

Guarantee of housing loans: The Company and certain subsidiaries guarantee housing loans issued by Japanese financial institutions to third party individuals. The Company and the subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent three months or more. The housing loans are usually secured by the real properties. Once the Company and the subsidiaries assume the guaranteed parties’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees for the six months ended September 30, 2016.

Other guarantees: Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a certain subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 8 “Variable Interest Entities”, the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2016 and September 30, 2016:

	Millions of yen
	March 31, 2016	September 30, 2016
Minimum lease payments, loans and investment in operating leases	¥106,118	¥97,566
Investment in securities	177,266	158,382
Property under facility operations	8,781	4,884
Other assets	17,079	16,692

Total	¥309,244	¥277,524

As of March 31, 2016 and September 30, 2016, investment in securities of ¥25,808 million and ¥25,056 million, respectively, were pledged for primarily collateral deposits. In addition, debt liabilities of affiliates amounted to ¥184,950 million and ¥182,122 million, respectively, were secured by investment in affiliates of ¥32,097 million and ¥32,673 million, respectively, as of March 31, 2016 and September 30, 2016.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at anytime if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of September 30, 2016.

22.	Segment Information

Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing and fee business.
Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and test and measurement instruments and IT-related equipment rentals and leasing
Real Estate	:	Real estate development and rental, facility operation, REIT asset management, and real estate investment advisory services
Investment and Operation	:	Environment and energy-related business, principal investment, loan servicing (asset recovery), and concession business
Retail	:	Life insurance, banking and card loan business
Overseas Business	:	Leasing, lending, investment in bonds, asset management and ship- and aircraft-related operations

Financial information of the segments for the six months ended September 30, 2015 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥52,712	¥135,924	¥109,047	¥493,525	¥102,401	¥277,843	¥1,171,452
Segment profits	21,564	23,117	33,717	36,450	32,062	97,881	244,791

Financial information of the segments for the six months ended September 30, 2016 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥51,995	¥134,820	¥104,084	¥539,042	¥151,095	¥240,643	¥1,221,679
Segment profits	19,874	19,655	35,447	52,041	35,507	51,510	214,034

Financial information of the segments for the three months ended September 30, 2015 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥25,154	¥68,404	¥58,698	¥264,338	¥18,590	¥130,670	¥565,854
Segment profits	9,187	11,430	19,266	10,291	10,443	63,395	124,012

Financial information of the segments for the three months ended September 30, 2016 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥27,005	¥67,621	¥46,746	¥281,040	¥97,089	¥114,822	¥634,323
Segment profits	11,380	9,763	11,844	21,086	22,975	21,644	98,692

Segment assets information as of March 31, 2016 and September 30, 2016 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
March 31, 2016	¥1,049,867	¥731,329	¥739,592	¥704,156	¥3,462,772	¥2,284,733	¥8,972,449
September 30, 2016	1,034,377	724,168	705,062	695,780	3,325,370	2,051,463	8,536,220

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, and the consolidation of certain variable interest entities (VIEs). Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax basis. Also, net income attributable to noncontrolling interests and redeemable noncontrolling interests are not included in segment profits or losses because the management evaluates segments’ performance based on profits or losses (per-tax) attributable to ORIX Corporation Shareholders. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profits or losses. Net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, which are recognized net of tax in the accompanying consolidated statements of income, are adjusted to profit or loss before income tax, when calculating segment profits or losses. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense, net) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, property under facility operations, investment in affiliates, inventories, advances for investment in operating leases (included in other assets), advances for investment in property under facility operations (included in other assets) and goodwill and other intangible assets recognized as a result of business combination (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

For those VIEs that are used for securitization and are consolidated in accordance with ASC 810 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) on April 1, 2016.

The reconciliation of segment totals to consolidated financial statement amounts is as follows:

	Millions of yen
	Six months ended September 30, 2015	Six months ended September 30, 2016
Segment revenues:
Total revenues for segments	¥1,171,452	¥1,221,679
Revenues related to corporate assets	7,035	6,967
Revenues related to assets of certain VIEs	2,905	2,231
Revenues from inter-segment transactions	(11,198)	(9,752)

Total consolidated revenues	¥1,170,194	¥1,221,125

Segment profits:
Total profits for segments	¥244,791	¥214,034
Corporate gains (losses)	(1,081)	307
Gains related to assets or liabilities of certain VIEs	224	105
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests, net of applicable tax effect	6,811	4,789

Total consolidated income before income taxes	¥250,745	¥219,235

	Millions of yen
	Three months ended September 30, 2015	Three months ended September 30, 2016
Segment revenues:
Total revenues for segments	¥565,854	¥634,323
Revenues related to corporate assets	2,644	2,666
Revenues related to assets of certain VIEs	1,524	1,161
Revenues from inter-segment transactions	(5,952)	(4,970)

Total consolidated revenues	¥564,070	¥633,180

Segment profits:
Total profits for segments	¥124,012	¥98,692
Corporate gains (losses)	(847)	(192)
Gains related to assets or liabilities of certain VIEs	102	155
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests, net of applicable tax effect	3,562	2,146

Total consolidated income before income taxes	¥126,829	¥100,801

	Millions of yen
	March 31, 2015	September 30, 2016
Segment assets:
Total assets for segments	¥8,972,449	¥8,536,220
Cash and cash equivalents, restricted cash	811,399	1,045,747
Allowance for doubtful receivables on direct financing leases and probable loan losses	(60,071)	(55,788)
Trade notes, accounts and other receivable	294,638	262,487
Other corporate assets	700,612	705,212
Assets of certain VIEs	273,891	288,814

Total consolidated assets	¥10,992,918	¥10,782,692

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

For the six months ended September 30, 2015

	Millions of yen
	Japan	The Americas *1	Other *2*3	Total
Total Revenues	¥885,283	¥102,876	¥182,035	¥1,170,194
Income before Income Taxes *1	153,554	51,310	45,881	250,745

For the six months ended September 30, 2016

	Millions of yen
	Japan	The Americas *1	Other *2*3	Total
Total Revenues	¥967,471	¥87,298	¥166,356	¥1,221,125
Income before Income Taxes *1	166,471	16,032	36,732	219,235

For the three months ended September 30, 2015

	Millions of yen
	Japan	The Americas *1	Other *2*3	Total
Total Revenues	¥430,541	¥41,861	¥91,668	¥564,070
Income before Income Taxes *1	64,412	40,566	21,851	126,829

For the three months ended September 30, 2016

	Millions of yen
	Japan	The Americas *1	Other *2*3	Total
Total Revenues	¥511,782	¥41,917	¥79,481	¥633,180
Income before Income Taxes *1	78,786	6,369	15,646	100,801

*1	Mainly the United States
*2	Mainly Asia, Europe, Australasia and Middle East
*3

Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco, respectively, for the six and three months ended September 30, 2015 and 2016. The revenues of Robeco aggregated on a legal entity basis were ¥56,927 million in the Americas and ¥38,993 million in Other for the six months ended September 30, 2015, and ¥47,184 million in the Americas and ¥36,867 million in Other for the six months ended September 30, 2016, and ¥27,912 million in the Americas and ¥19,234 million in Other for the three months ended September 30, 2015, and ¥22,787 million in the Americas and ¥17,095 million in Other for the three months ended September 30, 2016.

No single customer accounted for 10% or more of the total revenues for the six and three months ended September 30, 2015 and 2016.

23.	Subsequent Events

1.	Acquisition of Treasury Stock of the Company

The Company’s Board of Directors has, pursuant to Article 34 of its Articles of Incorporation, in accordance with Article 459, paragraph 1 of the Companies Act, passed the following resolutions with regard to the matters provided in Article 156, paragraph 1 of the Companies Act concerning the acquisition of treasury stock at the Meeting of the Board of Directors held on October 26, 2016.

(1)	Reason for Treasury Stock Acquisition

To implement flexible capital management policy corresponding to changing business environment.

(2)	Details of Treasury Stock Acquisition

•	Type of shares to be acquired: Common shares

•	Total number of shares: Up to 39,000,000 shares

•	Total amount of shares to be acquired: Up to ¥50 billion

•	Period of acquisition: From October 27, 2016 to March 31, 2017

•	Method of acquisition: Market purchases on the Tokyo Stock Exchange

2.	Acquisition of Treasury Stock of the Company’s subsidiary

The Board of Directors of DAIKYO INCORPORATED, a consolidated subsidiary of the Company, has, pursuant to Article 37 of its Articles of Incorporation, in accordance with Article 459, paragraph 1 of the Companies Act, passed the following resolutions with regard to the matters provided in Article 156, paragraph 1 of the Companies Act concerning the acquisition of treasury stock at the Meeting of the Board of Directors held on October 26, 2016.

(1)	Reason for Treasury Stock Acquisition

To strengthen shareholder returns and increase capital efficiency

(2)	Details of Treasury Stock Acquisition

•	Type of shares to be acquired: Common shares

•	Total number of shares: Up to 70,000,000 shares

•	Total amount of shares to be acquired: Up to 10 billion yen

•	Period of acquisition: From October 27, 2016 to October 26, 2017

•	Method of acquisition: Market purchases on the Tokyo Stock Exchange

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